# Alleghany

---

NOTICE OF

## 2021 Annual Meeting
## of Stockholders

*and*

## Proxy Statement

# Letter from the Chair of the Board of Directors



### Dear Alleghany Stockholder:

On behalf of Alleghany's Board of Directors, it is my pleasure to invite you to join us at the upcoming Annual Meeting of Stockholders which will be held virtually on April 23rd at 10 a.m. EDT. I encourage you to cast your vote on the items discussed in the Proxy Statement using the enclosed proxy card or by voting via telephone or online as detailed in the Proxy Statement.

Before discussing the Annual Meeting, let me take a moment to thank you for your continued ownership and support of Alleghany Corporation, particularly during the difficult past year. We at Alleghany are sobered by the concern we feel for those affected by the headline events of 2020. During this time, our first and most important objective has been to ensure the health and safety of our employees and to make Alleghany a place where they feel welcome and supported. At the same time, across the Alleghany group, our employees showed their resiliency, rising to meet their customers' needs with sought-after products and services around the globe.

The values that were instilled in Alleghany by earlier generations during its 91 year history helped us meet the challenges that arose in 2020 and which are still ongoing. We believe that our focus on creating long-term value is not only beneficial from a financial perspective, but also promotes a complementary culture for all of Alleghany's stakeholders, including investors, clients and customers, employees, and the larger communities of which Alleghany and its subsidiaries are a part. This culture will stand us in good stead in 2021 and beyond.

Turning attention to the Annual Meeting, this year's Proxy Statement covers three important matters: meeting particulars; corporate governance, including the election of two directors; and the executive compensation program.

Our Board of Directors is comprised of a group of committed and highly qualified individuals who bring a diverse set of experiences and perspectives to Board deliberations. The counsel and guidance of our directors were invaluable in 2020 as Alleghany navigated the COVID-19 pandemic, justifiable societal concerns about equity and justice, and elevated expectations around ESG. We encourage you to vote for the directors on the ballot, as well as the other proposals, at the upcoming Annual Meeting.

We remain committed to ensuring that pay is aligned with performance and the interests of our long-term stockholders. The Compensation Committee's letter to stockholders on pages 30 through 32 provides a more detailed perspective on this front. The Board and management continue to be focused on creating long-term value for our stockholders, and our strategy, governance and management compensation are designed with this focus in mind.

We look forward to your participation at the upcoming 2021 Annual Meeting of Stockholders. The attached Notice of Annual Meeting of Stockholders and Proxy Statement will serve as your guide to the business to be conducted at the meeting this year. Please participate by casting your vote on the items discussed in the Proxy Statement, through the voting options that are described in the Proxy Statement.

On behalf of the Alleghany Board and management, thank you for your continued support of our company.

Sincerely,

**JEFFERSON W. KIRBY**
Chair of the Board

# Alleghany

# Notice of Annual Meeting of Stockholders

March 15, 2021

Alleghany Corporation, or "Alleghany," hereby gives notice that its 2021 Annual Meeting of Stockholders, or the "2021 Annual Meeting," will be held exclusively in a virtual format, due to the public health and safety concerns related to the novel coronavirus (COVID-19) pandemic, on Friday, April 23, 2021 at 10:00 a.m., Eastern Daylight Time, for the following purposes:

1. To elect two directors for terms expiring in 2024.
2. To hold an advisory, non-binding vote on executive compensation.
3. To ratify the selection of Ernst & Young LLP as Alleghany's independent registered public accounting firm for fiscal 2021.
4. To transact such other business as may properly come before the meeting, or any adjournment or postponement thereof.

Holders of Alleghany common stock at the close of business on March 1, 2021 are entitled to receive this Notice and vote for the election of directors and on each of the other matters set forth above at the 2021 Annual Meeting and any adjournments or postponements thereof.

You are cordially invited to attend the 2021 Annual Meeting. Representation of your shares at the 2021 Annual Meeting is very important. Whether or not you plan to attend the virtual meeting, we encourage you to vote your shares promptly by using the Internet or telephone, or by signing and returning the enclosed proxy card in the envelope provided. You may revoke your proxy at any time before it is voted at the 2021 Annual Meeting by written notice to the Secretary of Alleghany, by submitting a new proxy with a later date, or by voting at the 2021 Annual Meeting.

We have designed the format of the 2021 Annual Meeting to ensure that stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting, using online tools to ensure stockholder access and participation. Online access to the 2021 Annual Meeting will begin on April 23, 2021 at 9:30 a.m., Eastern Daylight Time. A replay of the Annual Meeting webcast will be available for 30 days after the event at www.alleghany.com in the Events and Presentations section of the website. Information regarding access to the 2021 Annual Meeting is set forth below.

By order of the Board of Directors,

**CHRISTOPHER K. DALRYMPLE**
Senior Vice President, General
Counsel and Secretary

Alleghany Corporation
1411 Broadway, 34th Floor
New York, New York 10018

**Important Notice Regarding Internet Availability of Proxy Materials for the Alleghany Corporation 2021 Annual Meeting of Stockholders to be Held on April 23, 2021:** Proxy materials relating to the 2021 Annual Meeting (notice of meeting, proxy statement, proxy and 2020 Annual Report to Stockholders on Form 10-K) and the means to vote by Internet are also available on the Internet at **www.edocumentview.com/YAL.**

# Proxy Summary

This summary highlights selected information that is discussed in more detail elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the full Proxy Statement before voting. Unless the context otherwise requires, references in this Proxy Statement to "Alleghany," the "Company," "we," "our" or "us" refer to Alleghany Corporation, references to the "Board" refer to our Board of Directors, references to the "common stock" refer to our common stock, par value $1.00 per share, and references to the "2021 Annual Meeting" refer to our 2021 Annual Meeting of Stockholders and any and all adjournments or postponements thereof.

## 2021 Annual Meeting Information



**Date and Time**

Friday, April 23, 2021 at 10:00 a.m., Eastern Daylight Time



**Location**

Virtual only format at www.meetingcenter.io/283430641 See "Questions and Answers about Alleghany's 2021 Annual Meeting" on pages 68-71 for more information.



**Record Date**

March 1, 2021



**Mailing Date**

On or about March 15, 2021

You are entitled to attend the 2021 Annual Meeting if you were a stockholder of record on the record date or hold a valid proxy. You can also attend the meeting as a guest in listen-only mode. See the section entitled "Questions and Answers About Alleghany's 2021 Annual Meeting" beginning on page 68 for more information.

## Meeting Agenda and Board Recommendations

| Voting Matter | Board's Recommendations | Pages |
|---|---|---|
| **Proposal 1:** Election of Directors | **FOR** each director nominee | pages 12-28 |
| **Proposal 2:** Advisory Vote on Executive Compensation | **FOR** | pages 29-63 |
| **Proposal 3:** Selection of Independent Accounting Firm | **FOR** | pages 64-65 |

## How to Vote  (pages 68-71)

You can vote by any of the following methods:



**By Internet**
Go to the voting website, www.envisionreports.com/YAL or
"Cast Your Vote" link on the Meeting Center site at www.meetingcenter.io/283430641



**By Telephone**
If you reside in the United States, Canada or U.S. territories, call toll free 1-800-652-VOTE (8683)



**By Mail**
If you received a proxy card in the mail, complete, sign, date, and mail the proxy card in the return envelope provided to you

> **You will be able to vote your shares electronically during the 2021 Annual Meeting by clicking on the "Cast Your Vote" link on the Meeting Center site at www.meetingcenter.io/283430641. Even if you plan on attending the 2021 Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the 2021 Annual Meeting. Beneficial owners can vote during the 2021 Annual Meeting only through advance registration for obtaining control numbers from Computershare. For more detailed information, see the section entitled "Questions and Answers about Alleghany's 2021 Annual Meeting" beginning on page 68 of this Proxy Statement.**

# Company Overview

Alleghany Corporation owns and supports operating subsidiaries and manages investments, anchored by a core position in property and casualty reinsurance and insurance. Although our primary sources of revenues and earnings are our reinsurance and insurance operations and our investment portfolio, we also generate revenues and earnings from a diversified portfolio of high-performing non-financial businesses that are owned and managed through our wholly-owned subsidiary Alleghany Capital Corporation, or “Alleghany Capital.”

In 2020, Alleghany marked 91 years as a public company. Since our founding in 1929 as a railroad holding company, we have had a long track record of investing in successful companies and delivering consistent and attractive returns. We are prudent allocators of capital and maintain modest financial leverage and a conservative risk profile. Conservatism dominates our management philosophy. We shun investment fads and fashions in favor of acquiring relatively few interests in basic financial, industrial and other enterprises that offer the potential to deliver long-term value to our investors.

Alleghany’s property and casualty subsidiaries include: Transatlantic Holdings, Inc., or “TransRe,” a leading global reinsurer; RSUI Group, Inc., or “RSUI,” which underwrites wholesale specialty insurance coverages including property, casualty, professional liability and directors’ and officers’ liability; and CapSpecialty, Inc., or “CapSpecialty,” an underwriter of commercial property, casualty and surety insurance coverages. TransRe and RSUI have A+ financial strength ratings from both S&P and A.M. Best, and A1 and A2 financial strength ratings, respectively, from Moody’s. CapSpecialty carries an A rating from A.M. Best.

Our portfolio of non-financial businesses, managed through Alleghany Capital, is composed of companies that hold #1 market positions in niche markets or are rapidly gaining share in large, fragmented markets. These companies are run by entrepreneurial founders or managers who share our long-term approach to business, are committed to capturing developing opportunities in their industries, and have a clear strategy and nimble operating mindset.

## A History of Investing in Successful Companies


Alleghany holding company formed
1929
Nickel Plate, Chesapeake & Ohio, Erie and Pere Marquette Railroads (merged into Penn Central in 1968)
1946
New York Central Railroad (merged into Penn Central in 1968)
1949
Investors Diversified Services ("IDS") (sold to American Express in 1984)
1968
Jones Motor Company
1974
MSL Industries
1985
Chicago Title (spun off in 1998/1999)
1986
Shelby Insurance (sold in 1991)
1991
World Minerals (sold in 2005)
1993
Underwriters Reinsurance Company (sold to Swiss Re in 2000)
1995
Alleghany Asset Management (sold to ABN Amro in 2001)
2002
CapSpecialty
2003
RSUI
Darwin Underwriters established (IPO in 2006 and sold in 2008)
2007
Roundwood (formerly Alleghany Capital Partners)
PacificComp (sold to CopperPoint in 2017)
2008
Alleghany Capital Corporation
2012
PRECISION CUTTING TECHNOLOGIES
TransRe
2013
KENTUCKY TRAILER
2014
jazwares
2015
ips
2017
Wilbert
W&W | AFCO STEEL
2018
CONCORD HOSPITALITY ENTERPRISES
2020
Legacy Alleghany
Current Alleghany

# 2020 Performance Highlights



**Common stockholders' equity per share** was $623.57 as of December 31, 2020, an **increase** of 4.5% from the year ended December 31, 2019 after adjusting for the $15 per share special dividend paid in March 2020.



8% **increase** in **noninsurance revenue**, with **record earnings**.

**Net earnings** of $101.8 million in 2020 compared with $857.8 million in 2019, primarily reflecting a **$110.5 million decline** in the value of Alleghany's **equity portfolio**, compared with a $709.7 increase in 2019.



**Earnings per diluted share and adjusted earnings per diluted share** were $7.04 and $15.89, respectively, for the year ended December 31, 2020, compared with earnings per diluted share and adjusted earnings per diluted share of $59.39 and $23.77, respectively, for the year ended December 31, 2019.



**A consolidated net pre-tax underwriting loss of $128.7 million** in 2020, compared with a consolidated net pre-tax underwriting loss of $33.0 million in 2019. The 2020 underwriting loss included $801.5 million of catastrophe losses, more than half of which ($415.2 million) related to the COVID-19 pandemic, compared with catastrophe losses of $399.7 million in 2019.

**Continued deployment of capital** at Alleghany Capital through bolt-on acquisitions that deployed $240 million of debt and equity capital.

# Commitment to Environmental, Social and Governance Matters

Our management philosophy throughout our history has always focused on sustainable long-term value creation. As part of that long-term focus, we have begun to formalize our approach to environmental, social and governance, or "ESG", matters, viewing them in light of the strategic imperatives of our insurance and reinsurance businesses, as well as Alleghany Capital. The events of 2020 also brought ESG matters into sharp focus, as we navigated the COVID-19 pandemic, saw unprecedented natural disasters – including a record hurricane season and devastating wildfires in the U.S. and Australia – and reckoned with tragic racial events and social injustice.

We have designed our ESG framework around four core pillars:



## I
### Supporting Climate Resilience

Indemnifying against catastrophic losses; helping to incentivize sustainable behavior through products & pricing

## II
### Investing Sustainably

Securing our ability to meet claims obligations; generating a superior return on and preserving stockholders' equity; incorporating ESG factors into our investment process

## IV
### Governing Our Businesses for the Long-Term

Maintaining effective oversight of our subsidiaries and business activities; appropriately managing risks

## III
### Developing Human Capital

Investing in our most important resource, our people; promoting the health, safety and well-being of our employees and creating a diverse, equitable and inclusive workplace

We will describe each of these pillars, as well as our overall approach to sustainability, in our forthcoming inaugural ESG report which will be available in 2021. The report will detail our current and evolving practices around sustainability and highlight some achievements and goals.

## COVID-19 Pandemic Response

- We donated $1 million to the NYC COVID-19 Response & Impact Fund in April 2020 to help fund healthcare and food insecurity initiatives aimed at supporting New York City's most vulnerable residents.

- We provided a variety of resources and financial assistance for the transition to a remote working environment for our office-based employees to ensure business continuity and support of their well-being.

- We implemented enhanced safety protocols at the industrial businesses of Alleghany Capital, as well as for office-based employees who returned to the office when it was permissible to do so.

## Diversity and Inclusion ("D&I") Initiatives

- We engaged a global consulting firm with expertise in issues of diversity to help us define and fill a D&I-focused role within the Alleghany management team.

- We collected more detailed demographic data across the organization to enable us to monitor the success of our D&I efforts.

- At the subsidiary level:

  - TransRe established a Diversity, Equity & Inclusion Committee, reporting to its President and Chief Executive Officer.

  - RSUI is establishing a D&I Council focused on building initiatives and outreach programs to enhance and sustain its diversity.

  - CapSpecialty has funded several internship programs to increase the pipeline for diverse talent to the insurance industry.

  - Alleghany Capital held a CEO roundtable and human resources event to discuss the topics of diversity and inclusion and share best practices on D&I initiatives across its portfolio companies. Alleghany Capital also developed a standard report on diversity that forms the basis of quarterly subsidiary board discussions on the topic.

## ESG Governance and Risk Management

- We developed a set of ESG-related principles to guide our investment decisions, which we refer to as "Our Sustainable Investing Principles & Goals."

- We established a management-level ESG Steering Committee to build out our ESG framework, ensure sufficient resource allocation and complement the oversight by our Board-level ESG Committee.

To learn more, we invite you to read the Alleghany 2020 Environmental, Social and Governance (ESG) Report, which will be available in 2021 on Alleghany's website at www.alleghany.com.

# 1 Election of Directors

 The Board recommends a vote **FOR** each director nominee.

See page 12

## Board Snapshot

The following provides summary information about the director nominees at the 2021 Annual Meeting and other directors of Alleghany.

| | Name and Principal Occupation | Director Since | Committee Membership | | |
| --- | --- | --- | --- | --- | --- |
| | | | AC | CC | ESG |
| **NOMINEES FOR ELECTION** | **Phillip M. Martineau** INDEPENDENT<br>Former Chairman, President and Chief Executive Officer of Pittsburgh Corning Corporation and Pittsburgh Corning Europe | 2009 | | ● | ● |
| | **Raymond L.M. Wong** INDEPENDENT<br>Managing Director at Spring Mountain Capital, LP | 2006 | ● | ○ | |
| **OTHER DIRECTORS** | **Ian H. Chippendale** INDEPENDENT<br>Former Chairman of RBS Insurance Group, Ltd. | 2012 | | ● | ● |
| | **Weston M. Hicks**<br>President and Chief Executive Officer of Alleghany | 2004 | | | |
| | **Jefferson W. Kirby** INDEPENDENT<br>Chair of the Board of Alleghany and Managing Member of Broadfield Capital Management, LLC | 2006 | | | |
| | **Karen Brenner** INDEPENDENT<br>Executive Director of Law and Business Initiatives at New York University and Clinical Professor of Business at the Leonard N. Stern School of Business at New York University | 2009 | ● | | ○ |
| | **John G. Foos** INDEPENDENT<br>Former Chief Financial Officer of Independence Blue Cross | 2012 | ○ | | ● |
| | **Lauren M. Tyler** INDEPENDENT<br>Head of Human Resources at J.P. Morgan Asset & Wealth Management | 2019 | ● | ● | |

**AC** Audit Committee

**CC** Compensation Committee

**ESG** Environmental, Social and Governance Committee

○  Chair

●  Member

The following illustrate the characteristics of our incumbent directors as of the 2021 Annual Meeting assuming the election of Mr. Martineau and Mr. Wong.

| Independence | Tenure | Age | Diversity |
|---|---|---|---|
| Independent  | Under 10 years  | Under 60  | Female  |
| Not Independent  | 11-15 years  | Between 60-70  | Ethnically diverse  |
| | 16 years and above  | 70 and above  | |
| **88%** INDEPENDENT | Average **12** YEARS | Average **66** YEARS | **38%** DIVERSE |

## Skills and Experience

The following is a summary of some of the skills, experience and background that our directors bring to the Board:



**Insurance Industry Knowledge & Experience**

- Property and casualty insurance
- Specialty insurance
- Reinsurance



**Financial Industry Knowledge & Experience**

- Private equity
- Capital allocation decision-making
- Fixed income and equity asset management and investment
- Mergers & Acquisitions



**Technical and Operational Skills & Experience**

- Accounting
- Finance
- Manufacturing/Industrial
- Marketing and sales
- Developing and implementing risk management systems
- Crisis management
- Human capital management
- Strategy development and implementation
- Cyber risk management



**Governance Competencies**

- Financial literacy
- Strategic planning from a governance perspective
- Long-term ownership/ value creation orientation
- Executive performance management
- Ethics and legal compliance programs
- Public company board, audit, compensation and risk management experience
- ESG and other evolving governance matters

# Stockholder Engagement

Alleghany is committed to the interests of its stockholders and recognizes that communicating with stockholders on a regular basis is a critical part of this commitment.

In 2020, we met or spoke with holders of approximately 49% of the shares of common stock of Alleghany held by non-affiliates, which includes 69% of all shares held by non-affiliated active investors.

## Corporate Governance Highlights

- ✔ All of our directors, other than our CEO, are independent.
- ✔ Our current Chair is an independent director. Our policy is that the Chair should not be an Alleghany officer.
- ✔ Our Audit, Compensation and Environmental, Social and Governance Committee members are 100% independent.
- ✔ Our Board and its committees work with management to diligently monitor and manage risk.
- ✔ Our annual Board and committee evaluation processes help promote the effectiveness of the Board and its committees.
- ✔ Our annual Board evaluation and our director retirement policy helps to ensure Board refreshment.
- ✔ Our director nominees, as a condition of their nomination, must tender to the Board at the time of nomination an irrevocable resignation effective if such nominees fail to receive the majority vote.
- ✔ Executive officers are required to hold shares of common stock valued at three to five times their base salary (varies depending on position).
- ✔ Directors are required to hold shares of common stock and/or restricted stock units valued at least five times the annual board retainer within five years of election to the Board.
- ✔ We have a policy prohibiting hedging and pledging of Alleghany securities by Alleghany directors, officers and employees.

---

## 2   Advisory Vote on Executive Compensation

✔ The Board recommends a vote **FOR** this proposal.     See page 29

## 2020 Compensation Overview

The principal elements of compensation paid to each person who was a Named Executive Officer, or "NEO," of Alleghany in 2020 and the percentage that these elements represent of the 2020 compensation for our Chief Executive Officer and the average percentage of our other Named Executive Officers at year-end 2020 are reflected below. A significant portion of the total target compensation for our Named Executive Officers is variable and directly linked to Alleghany's performance in the form of variable cash incentive bonus payments and equity awards. The graphs below exclude certain one-time payments to certain of our Named Executive Officers due to the termination of the Alleghany Retirement Plan, or the "Retirement Plan."



**CEO**

- 3% Benefits
- 16% Salary
- 32% Annual Incentive
- 81% Performance-based
- 49% Long-Term Equity Awards

**Other NEOs[1]**

- 4% Benefits
- 26% Salary
- 26% Annual Incentive
- 70% Performance-based
- 44% Long-Term Equity Awards

---

[1]   Other NEOs include Mr. Brandon, Mr. Dalrymple, Ms. Jacobs and Mr. Shannon.

2020 total direct compensation in aggregate for our Named Executive Officers, including our Chief Executive Officer, is summarized below.

| Annual Compensation Component | Aggregate Amounts Involved | Key Features/Purpose |
|---|---|---|
| **Salary** | 23.0%<br><br>$3.8 million | Provides a fixed amount of cash compensation.<br><br>The Compensation Committee generally makes salary adjustments annually, based on salaries for the prior year, general inflation, individual performance and internal comparability considerations. |
| **Annual Cash Incentives** | 29.5%<br><br>$4.9 million | Provides a pay-for-performance component if Alleghany generates positive earnings, based on an evaluation of Alleghany's performance and individual contributions, with individual awards "capped" at approximately 150% of target.<br><br>The Compensation Committee determines individual results for participants and payouts based on overall financial and operational performance of management. |
| **Long-Term Equity-Based Incentives** | 39.6%<br><br>$6.6 million | **Performance Shares:** Provides pay-for-performance component focused on achievement of longer-term financial objective of increasing common stockholders' equity per share at rates of 7-10% over the long term without employing excessive amounts of financial leverage and without taking imprudent risks. Individual performance share awards are "capped" at 200% of target.<br><br>Performance share award periods are staggered such that 25% is paid out based on a three-year performance period, 50% is paid out based on a four-year performance period and 25% is paid out based on a five-year performance period. This staggered payout schedule avoids the "cliff effect" at the end of any particular four-year award period which can, in certain circumstances, turn a long-term plan into a short-term plan and incent unwanted behavior. Payouts for each performance period are distinct and separately calculated and no unearned performance shares are carried over to a later performance period. |
| | 7.9%<br><br>$1.3 million | **Restricted Stock Units:** Grants of restricted stock units provide a retention element of total compensation while maintaining a focus on rewarding longer-term performance. The value of such awards depends on the market price of our common stock. The awards cliff-vest four years from the date of grant. |

**Aggregate Year-End 2020 NEO Direct Compensation Amount = $16.6 million**

The description and analysis of each of these elements is set out in more detail on pages 43 to 60.

## Compensation Practices Highlights

- ✔ Our Incentive Awards are "Capped"
- ✔ Stock Ownership Guidelines
- ✔ We Can "Claw Back" Compensation
- ✔ We Limit Perquisites to Insignificant Amounts
- ✔ Independent Compensation Consultant

- ✔ No Stock Options
- ✔ No Accelerated Vesting of Performance Shares Upon Termination or a Change-in-Control
- ✔ No Hedging or Pledging of Stock

We encourage you to read the letter from our Compensation Committee on pages 30 to 32 which contains a discussion of the philosophy which drives our compensation program, along with a review of recent compensation decisions.

# 3 Ratification of Selection of Independent Registered Public Accounting Firm for Fiscal 2021

✔ The Board recommends a vote **FOR** this proposal.

See page 64

# Table of Contents

# Corporate Governance

## 1 Election of Directors

## Nominees for Election

Phillip M. Martineau and Raymond L.M. Wong have been nominated by the Board for election as directors at the 2021 Annual Meeting, each to serve for a term of three years, subject to Alleghany's director retirement policy, until the 2024 Annual Meeting of Stockholders and until his successor is duly elected and qualified. Each of the nominees is a current member of the Board and was recommended to the Board for nomination by the Environmental, Social and Governance Committee. Mr. Martineau and Mr. Wong were last elected by stockholders at the 2018 Annual Meeting of Stockholders held on April 27, 2018.

## Director Qualifications

In addition to each of the nominees' specific experience, qualifications, attributes and skills that led the Board to the conclusion that each of the nominees should be elected as a director of Alleghany, Alleghany believes that each of the nominees, and each of the other directors of Alleghany, has a reputation for integrity, honesty and adherence to high ethical standards. Alleghany also believes that each of the nominees, and each of the other directors of Alleghany, has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment to service to Alleghany and to the Board.

 The Board recommends that you vote "**FOR**" each of the nominees to the board set forth in this proposal.

Proxies solicited by the Board will be so voted unless stockholders specify a contrary vote. A nominee shall be elected if such nominee receives the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes (see page 70) do not count as votes cast "for" or "against" the nominee's election, but will be counted as present at the meeting for quorum purposes.

# The Board of Directors

## Directors' Qualifications Standards

The Board seeks members with diverse business and professional backgrounds with outstanding integrity, judgment and such other skills and experience as will enhance the Board's ability to serve the best interests of Alleghany and its stockholders. The Board has not approved any specific criteria for nominees for director nor established a procedure for identifying and evaluating nominees for director. The Board believes that establishing such criteria is best left to an evaluation of Alleghany's needs at the time that a nomination is to be considered. However, as a general matter, the Environmental, Social and Governance Committee does consider ethnic and gender diversity in identifying and evaluating possible nominees for director.

A majority of the directors shall be independent as determined by the Board consistent with the requirements of the New York Stock Exchange, or the "NYSE."

The following is a summary of some of the skills and experience considered by the Board when considering Board composition, which are representative of the skills and experience of our current Board members:



**Insurance Industry Knowledge & Experience**

- Property and casualty insurance
- Specialty insurance
- Reinsurance



**Financial Industry Knowledge & Experience**

- Private equity
- Capital allocation decision-making
- Fixed income and equity asset management and investment
- Mergers & Acquisitions



**Technical and Operational Skills & Experience**

- Accounting
- Finance
- Manufacturing/Industrial
- Marketing and sales
- Developing and implementing risk management systems
- Crisis management
- Human capital management
- Strategy development and implementation
- Cyber risk management



**Governance Competencies**

- Financial literacy
- Strategic planning from a governance perspective
- Long-term ownership/ value creation orientation
- Executive performance management
- Ethics and legal compliance programs
- Public company board, audit, compensation and risk management experience
- ESG and other evolving governance matters

# Biographical Information of Alleghany Directors

The following is biographical information of our director nominees and other directors of Alleghany:

## Nominees for Election

### Phillip M. Martineau, 73 | Director since 2009



● Compensation Committee      ● Environmental, Social and Governance Committee

Mr. Martineau was Chairman, President and Chief Executive Officer of Pittsburgh Corning Corporation and Pittsburgh Corning Europe, building materials companies, from June 2005 until his retirement in May 2014.

Mr. Martineau's qualifications to serve on the Board also include his years of executive operational experience with global companies in the materials and manufacturing sectors, particularly his experience as a Chief Executive Officer of such companies, as well as his experience serving on the boards of directors of other companies.

### Raymond L.M. Wong, 68 | Director since 2006



● Compensation Committee (Chair)      ● Audit Committee

Mr. Wong is currently a Managing Director responsible for private equity at Spring Mountain Capital, LP, an investment management company which he joined in 2007. Prior to that, from 2002 until 2007, Mr. Wong was the Managing Member of DeFee Lee Pond Capital LLC, a financial advisory and private investment company. In addition, Mr. Wong is a director of several private companies, including Koneksa Health Inc., a digital biomarker company for the pharmaceutical and biotechnology industries, One Clipboard, Inc. (Splash), an event marketing technology company, RiskSense, Inc., a cybersecurity company, VALC Enterprises, Inc. (Home Captain), a financial technology company, and Vergent BioScience, Inc., a biotechnology company. During the past five years, Mr. Wong has served as a director of Health Platforms, Inc. (Doctor.com), a healthcare marketing technology company.

Mr. Wong's qualifications to serve on the Board also include his business experience, which includes his 25 years as a managing director in the investment banking group of Merrill Lynch & Co., Inc., his experience in private equity and service as a Board member of private companies and his financial expertise.

● **Member**

## Other Alleghany Directors

| **Karen Brenner, 65** | Director since 2009 | Term expires in 2022 |



● Environmental, Social and Governance Committee (Chair)

● Audit Committee

Ms. Brenner has been an Executive Director of Law and Business Initiatives at New York University since 2012 and Clinical Professor of Business at the Leonard N. Stern School of Business at New York University since 2008. She teaches professional responsibility in law and business, corporate governance in law and business, and corporate transformation and leadership.

Ms. Brenner's qualifications to serve on the Board also include her years of business experience as Chair/Chief Executive Officer and/or a board member of public and private companies in a wide variety of industries, and as an advisor to private equity firms, venture capital companies, boards of directors and chief executive officers focusing on enhancing the value of operating companies.

| **John G. Foos, 71** | Director since 2012 | Term expires in 2022 |



● Audit Committee (Chair)

● Environmental, Social and Governance Committee

Mr. Foos was Chief Financial Officer of Independence Blue Cross, a health insurance company, from 1989 until his retirement in November 2008. In addition, Mr. Foos currently serves as a director of Blue Cross Blue Shield of South Carolina, a South Carolina-owned and operated health insurance carrier, and the Hutson Wood Group (formerly known as Emerald Shelter Group), a not-for-profit that provides healthcare and affordable housing. Until March 2020, Mr. Foos served as a director of HAI Group Companies, a provider of niche insurance programs and services for the public and affordable housing community. Mr. Foos was a director of TransRe prior to March 6, 2012.

Mr. Foos's qualifications to serve on the Board also include his extensive experience in and knowledge of accounting and finance, which includes service as the Chief Financial Officer of Independence Blue Cross, in addition to his prior experience as a Partner with KPMG LLP and his financial literacy.

| **Lauren M. Tyler, 59** | Director since 2019 | Term expires in 2022 |



● Audit Committee

● Compensation Committee

Ms. Tyler has been Head of Human Resources at J.P. Morgan Asset & Wealth Management overseeing all aspects of human resources, since 2015. Prior to that, Ms. Tyler was Global Chief Auditor for J.P. Morgan from 2012 to 2015 and Head of Investor Relations from 2009 to 2012.

Ms. Tyler's qualifications to serve on the Board also include her over 30 years of business experience in banking, finance, and accounting, her experience in private equity and service as a board member of private companies and her financial expertise.

● **Member**

### Ian H. Chippendale, 72

| Director since 2012 | Term expires in 2023 |



● Compensation Committee

● Environmental, Social and Governance Committee

Mr. Chippendale is the retired Chairman (from September 2003 to December 2006) of RBS Insurance Group, Ltd., an insurance company. In addition, Mr. Chippendale served as a director of HomeServe plc, an insurance company, from January 2007 through March 2015, and was a director of TransRe prior to March 6, 2012.

Mr. Chippendale's qualifications to serve on the Board also include his insurance industry knowledge and his international experience, including his service as the Chairman of RBS Insurance Group, Ltd.

### Weston M. Hicks, 64

| Director since 2004 | Term expires in 2023 |



Mr. Hicks has been Alleghany's President and Chief Executive Officer since December 2004. Mr. Hicks was a director of AllianceBernstein from July 2005 to April 2017.

Mr. Hicks's qualifications to serve on the Board also include his years of experience as an executive in the insurance and financial services industry, particularly his experience as Alleghany's President and Chief Executive Officer during the past 16 years, and his experience as an analyst of property and casualty insurance companies.

### Jefferson W. Kirby, 59

| Director since 2006 | Term expires in 2023 |



Mr. Kirby has been Chair of the Board of Alleghany since July 2010. Mr. Kirby has been the Managing Member of Broadfield Capital Management, LLC, an investment advisory services company, since July 2003. Mr. Kirby was a director of Somerset Hills Bancorp, a bank holding company, from 2008 until May 2013. He has served on numerous corporate boards and continues to serve on several charitable boards.

Mr. Kirby's qualifications to serve on the Board also include his over 30 years of experience in financial services and investment management, including his service as a Vice President of Alleghany from 1994 until June 2003 and as an investment manager.

● **Member**

# Board Refreshment/Succession Planning

## Assessing Board Composition

Pursuant to Alleghany's Restated Certificate of Incorporation and By-Laws, the Board is divided into three separate classes of directors, which are required to be as nearly equal in number as practicable. At each Annual Meeting of Stockholders, one class of directors is elected to a term of three years. Currently, there are three standing committees of the Board, namely the Audit Committee, Compensation Committee and Environmental, Social and Governance Committee. Additional information regarding these committees is set forth on pages 21 to 23.

The Board currently consists of eight directors. The directors nominated by the Board for election at the 2021 Annual Meeting to the class of 2024 are Phillip M. Martineau and Raymond L.M. Wong. Each of the nominees is a current member of the Board and was recommended to the Board for nomination by the Environmental, Social and Governance Committee. Mr. Martineau and Mr. Wong were last elected by stockholders at the 2018 Annual Meeting of Stockholders held on April 27, 2018.

The Board has adopted Corporate Governance Guidelines, or the "Corporate Governance Guidelines," which provide that the Board "currently believes that it is desirable over time to have a Board of between 8 and 10 members (allowing that a larger or smaller number may be necessary or advisable in periods of transition or other particular circumstances)." Alleghany's retirement policy for directors provides that a director must retire from the Board at the next Annual Meeting of Stockholders following his or her 75th birthday. In March 2012, upon the closing of Alleghany's acquisition of TransRe, three former members of the board of directors of TransRe joined the Alleghany Board, resulting in a 14-person Board. Since that time, Alleghany has intentionally allowed the Board to decrease in size through the mandatory and elective retirements of seven Board members. In 2019, the appointment to the Board of Ms. Tyler resulted in the current Board size of eight members. At its current size, the Board is evaluating potential new Board members, as well as the characteristics desired in such potential Board members. The Board generally seeks members with diverse business and professional backgrounds and outstanding integrity and judgment, and such other skills and experience as will enhance the Board's ability to best serve Alleghany's interests. In addition, the Board will specifically consider ethnic and gender diversity as one of many factors in its evaluation.

The following illustrate the characteristics of our incumbent directors, including independence, tenure, age and diversity as of the 2021 Annual Meeting assuming the election of Mr. Martineau and Mr. Wong.

| **Independence** | **Tenure** | **Age** | **Diversity** |
|---|---|---|---|
| Independent  | Under 10 years  | Under 60  | Female  |
| Not Independent  | 11-15 years  | Between 60-70  | Ethnically diverse  |
| | 16 years and above  | 70 and above  | |
| | Average | Average | |
| **88%** INDEPENDENT | **12** YEARS | **66** YEARS | **38%** DIVERSE |

## Identifying New Directors

The Environmental, Social and Governance Committee identifies and recommends candidates for election to the Board, consistent with general criteria approved by the Board. The Board has not approved any specific criteria that must be met by each director nominee nor established a procedure for identifying and evaluating nominees for director. The Board believes that establishing such criteria is best left to an evaluation of Alleghany's needs at the time that a nomination is considered. The Board generally seeks members with diverse business and professional backgrounds and outstanding integrity and judgment, and such other skills and experience as will enhance the Board's ability to best serve Alleghany's interests. As a general matter, the Environmental, Social and Governance Committee does consider ethnic and gender diversity in identifying and evaluating possible nominees for director.

A director is required to notify the Environmental, Social and Governance Committee when a director's principal occupation or business association changes substantially. The Environmental, Social and Governance Committee will consider whether any such change may materially interfere with the director's service as a director of Alleghany and make a recommendation to the Board in this regard.

## Stockholder Recommendations and Nominations of Director Candidates

### Recommendations

The Environmental, Social and Governance Committee will receive at any time and will consider from time to time suggestions from stockholders regarding proposed director candidates. In this regard, a stockholder may submit a recommendation regarding a proposed director nominee in writing to the Environmental, Social and Governance Committee in care of the Secretary of Alleghany at Alleghany's principal executive offices. Any such persons recommended by a stockholder will be evaluated in the same manner as persons identified by the Environmental, Social and Governance Committee.

### Nominations

Eligible stockholders are also permitted to nominate director candidates in accordance with the procedures set forth in Alleghany's By-Laws relating to stockholder nominations as described in "Stockholder Nominations and Proposals" on page 72.

## Majority Election of Directors

The By-Laws provide for a majority voting standard for the election of directors for uncontested elections. In connection with such provision of the By-Laws, the Corporate Governance Guidelines provide that a director nominee, as a condition of his or her nomination, shall tender to the Board at the time of nomination an irrevocable resignation effective if such nominee fails to receive the majority vote required by the By-Laws and the Board determines to accept such resignation. In the event that a director nominee fails to receive the requisite majority vote, the Environmental, Social and Governance Committee will evaluate such resignation in light of Alleghany's best interests and make a recommendation to the Board as to whether it should accept the resignation. In making its recommendation, the Environmental, Social and Governance Committee may consider any factors it deems relevant, including:

- the director's qualifications;
- the director's past and expected future contributions to Alleghany;
- the overall composition of the Board; and
- whether accepting the tendered resignation would cause Alleghany to fail to meet any applicable rule or regulation, including the listing standards of the NYSE and federal securities laws.

The Board, by vote of independent directors other than the director whose resignation is being evaluated, will act on the tendered resignation and will publicly disclose its decision and rationale within 90 days following certification of the stockholder vote.

# The Board's Role and Responsibilities

## Overview

Alleghany maintains well-defined, longstanding governance practices and principles, which guide the Board's roles and responsibilities regarding its oversight of Alleghany. Directors are expected to exercise their business judgment in good faith and act in what they reasonably believe to be in the best interests of Alleghany and its stockholders. In this regard, the Board oversees Alleghany's strategic plans and objectives, and management is responsible for delivering on the strategy, maintaining the Alleghany culture, establishing accountability and controlling risk. The Board and its committees work closely with management to balance and align strategy, risk and stakeholder interests while considering feedback from stockholders.

## Board Role in Risk Oversight

The Board believes that risk oversight is a responsibility of the entire Board, and it does not look to any individual director or committee to lead it in discharging this responsibility.

Enterprise risk management is a standing agenda item at each Board meeting and the Chief Risk Officer, other Alleghany management members and the Board discuss existing and emerging risks, controls and procedures, risk assessments and initiatives at such meetings.

The **Board** oversees risk management directly and through its committees.

Each year, at the Board's January meeting, the Board receives a formal report on enterprise risk management from Alleghany's Chief Risk Officer and, at the same meeting, considers Alleghany's three-year financial projections and the evaluation of the President and Chief Executive Officer, allowing the Board to consider risk and risk management in the context of Alleghany's strategic plan and management's performance.

The Board receives updates on material developments with respect to risk management and legal compliance and ethics matters at its other regularly scheduled meetings.

The **Audit Committee** oversees the integrity of Alleghany's financial statements, compliance with legal and regulatory requirements, the qualifications, performance and independence of independent auditors and the performance of internal audit and internal controls over financial reporting, data privacy and security, business continuity and operational risks, all of which contribute to risk oversight.

Each year, at the Audit Committee's June meeting, it receives a formal report on enterprise risk management from Alleghany's Chief Risk Officer and a formal report on legal compliance and ethics from Alleghany's Chief Compliance Officer. These reports are copied to the Board, and the Chief Risk Officer and Chief Compliance Officer subsequently report thereon to the Board.

The **Environmental, Social and Governance Committee** ensures the development of appropriate corporate governance and oversees the evaluation of the Board and management, as well as environmental, social and related governance risks.

The **Compensation Committee** regularly monitors compensation policies, practices and outstanding awards to determine whether Alleghany's risk management and incentive objectives are being met with respect to group-wide employee incentives.

**Alleghany management** regularly reports to the Board and, as appropriate, to its committees on management's assessment of Alleghany's risk exposures and strategies for managing these risks.

# Chief Executive Officer and Senior Management Succession Planning

A key responsibility of our Chief Executive Officer and Board in the area of risk management is ensuring that an effective process is in place to provide continuity of leadership over the long term. At least once each year, our Board conducts a review of Chief Executive Officer and senior management succession planning. During this review, the Chief Executive Officer provides the Board with recommendations on, and evaluations of, potential Chief Executive Officer and senior management successors, succession timing for those positions and development plans for the potential successors. Our Board reviews potential internal senior management candidates with our Chief Executive Officer, including the qualifications, experience and development priorities for these individuals. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure and experience.

Alleghany recently announced that Mr. Hicks will retire as a director and Chief Executive Officer, each effective at year-end 2021. Joseph P. Brandon will succeed Mr. Hicks as Chief Executive Officer and a director of Alleghany on that same date. Further, Mr. Brandon will succeed Mr. Hicks as President of Alleghany, effective upon the conclusion of the 2021 Annual Meeting. Ms. Kerry J. Jacobs, currently Senior Vice President and Chief Financial Officer, will succeed Mr. Brandon as Executive Vice President of Alleghany, effective upon the conclusion of the 2021 Annual Meeting. Ms. Jacobs will continue as Chief Financial Officer until a successor is identified.

Mr. Brandon, 62 years old, joined Alleghany in 2012 as its Executive Vice President. In appointing him as Alleghany's next President and Chief Executive Officer, the Board recognized Mr. Brandon's deep knowledge of the (re)insurance industry and his strategic, operating and financial acumen, and believes he is the right person to lead Alleghany and all of its businesses in the coming years.

Our Board, in coordination with our Environmental, Social and Governance Committee, also establishes steps to address emergency Chief Executive Officer and senior management succession planning in extraordinary circumstances. Our emergency Chief Executive Officer succession planning is intended to enable us to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our operations and minimizing potential disruption or loss of continuity to our business and operations.

# Codes of Ethics

Alleghany has adopted an Employee Code of Business Conduct and Ethics for all employees of Alleghany and its subsidiaries, a Financial Personnel Code of Ethics for its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and all other officers in its Finance Department, a Director Code of Business Conduct and Ethics for members of the Board, a Code of Business Conduct and Ethics for Our Business Partners for third parties with whom we do business and the Corporate Governance Guidelines. A copy of each of these documents is available on Alleghany's website at www.alleghany.com under the tab "Corporate Governance — Governance Documents" or may be obtained, without charge, upon written request to the Secretary of Alleghany at Alleghany's principal executive offices. Alleghany will disclose on its website any substantive amendments to its codes of ethics and any waivers from the provisions of its codes of ethics made with respect to its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer (or persons performing similar functions), as well as with respect to any other executive officer or any director of Alleghany.

# Stockholder Engagement

Alleghany is committed to the interests of its stockholders and recognizes that communicating with stockholders on a regular basis is a critical part of this commitment. In this regard, Alleghany management and Board members actively engage with stockholders in order to understand fully their viewpoints concerning Alleghany and to help stockholders better understand Alleghany's strategy and performance. Management regularly engages with investors by participating in industry conferences, and also meets in person and by telephone with stockholders at other times throughout the year to solicit input and answer questions. During 2020, much of our stockholder engagement took the form of video and telephonic meetings due to restrictions on travel and in-person gatherings as a result of the COVID-19 pandemic. Management also communicates to stockholders the Board's willingness to meet with them upon request and shares stockholder viewpoints with the Board. We believe our regular engagement with stockholders has been productive and provides an open exchange of ideas and perspectives for both Alleghany and its stockholders. We are open to meeting with all Alleghany stockholders. In 2020, management met or spoke with holders of approximately 49% of the shares of common stock of Alleghany held by non-affiliates, which includes 69% of all shares held by non-affiliated active investors. In 2020, the Chair of the Board and the Chairs of the Compensation and Environmental, Social and Governance Committees also took part in our stockholder engagement efforts. A variety of topics, including executive compensation and ESG matters, were discussed during these engagements.

# Communications with Directors

Interested parties may communicate directly with any individual director, the independent directors as a group or the Board as a whole by mailing such communication to the Secretary of Alleghany at Alleghany's principal executive offices. Any such communications will be delivered unopened:

- if addressed to a specific director, to such director;
- if addressed to the independent directors, to the Chair of the Environmental, Social and Governance Committee who will report thereon to the independent directors; or
- if addressed to the Board, to the Chair of the Board who will report thereon to the Board.

# Board Structure

## Board Leadership Structure

Currently, the position of Chair of the Board, or the "Chair," and the position of Chief Executive Officer are separate. It is the policy of the Board that the Chair should not be an Alleghany officer. The current Chair is an independent director as determined by the Board consistent with the requirements of the NYSE. Pursuant to our Corporate Governance Guidelines, the duties of the Chair include providing leadership to the Board in managing the business of the Board and ensuring that there is an effective structure for the operation of the Board and its committees. The performance of the Chair is evaluated annually by the Environmental, Social and Governance Committee. The Board believes that its leadership structure is appropriate given the composition of the Board and management, the Corporate Governance Guidelines and the tenure of a majority of the Board members.

## Director Independence

Pursuant to the NYSE's listing standards, Alleghany is required to have a majority of independent directors, and no director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with Alleghany. The Board has determined that none of the directors who served during any part of 2020, except Weston M. Hicks, our President and Chief Executive Officer, has any material relationship with Alleghany other than in their capacities as members of the Board and committees thereof, and thus seven of Alleghany's eight current directors are independent directors. Both director nominees are independent. Following the 2021 Annual Meeting, and assuming that Mr. Martineau and Mr. Wong are elected, seven of eight directors will continue to be independent.

## Executive Sessions

The independent directors meet in executive session without non-independent directors following each regularly scheduled Board meeting. The Chair, who is currently an independent director, presides at these executive sessions.

## Committees of the Board

The following table sets forth the current members of each of the committees and the number of meetings held during 2020:

| Name | Audit | Compensation | Environmental, Social and Governance |
|---|---|---|---|
| Karen Brenner | ● | | ○ |
| Ian H. Chippendale | | ● | ● |
| John G. Foos | ○ | | ● |
| Phillip M. Martineau | | ● | ● |
| Lauren M. Tyler | ● | ● | |
| Raymond L.M. Wong | ● | ○ | |
| 2020 meetings | 7 | 6 | 8 |

● Member　○ Chair

The Board has determined that each committee member is independent as defined in the NYSE's listing standards with respect to membership on each committee on which he or she serves. The Board also has determined that each member of the Audit Committee has the qualifications set forth in the NYSE's listing standards regarding financial literacy and accounting or related financial management expertise and is an audit committee financial expert as defined by the Securities and Exchange Commission, or the "SEC."

Each of the committees listed below operates pursuant to a charter, a copy of which is available on Alleghany's website at www.alleghany.com under the "Corporate Governance — "Committees and Charters" tab or may be obtained, without charge, upon written request to the Secretary of Alleghany at Alleghany's principal executive offices. The primary functions of each committee are as follows:

## Audit Committee

**Members:**

John G. Foos (Chair)
Karen Brenner
Lauren M. Tyler
Raymond L.M. Wong

**No. of meetings in 2020:** 7

**Responsibilities:**

- Directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, including approving in advance all audit services and permissible non-audit services to be provided by the independent registered public accounting firm.

- Directly responsible for the evaluation of such firm's qualifications, performance and independence.

- Reviews and makes reports and recommendations to the Board with respect to the following matters:

  - the audited consolidated annual financial statements of Alleghany and its subsidiaries, including Alleghany's specific disclosures under Management's Discussion & Analysis of Financial Condition and Results of Operations, or the "MD&A," and critical accounting estimates, to be included in Alleghany's Annual Reports on Form 10-K filed with the SEC and whether to recommend this inclusion;

  - the unaudited consolidated quarterly financial statements of Alleghany and its subsidiaries, including MD&A, to be included in Alleghany's Quarterly Reports on Form 10-Q filed with the SEC;

  - Alleghany's policies with respect to risk assessment and risk management;

  - the adequacy and effectiveness of Alleghany's internal control over financial reporting and disclosure controls and procedures;

  - the compensation, activities and performance of Alleghany's internal auditors; and

  - the quality and acceptability of Alleghany's accounting policies, including critical accounting estimates and practices and the estimates and assumptions used by management in the preparation of Alleghany's financial statements.

## Compensation Committee

**Members:**

Raymond L.M. Wong (Chair)
Ian H. Chippendale
Phillip M. Martineau
Lauren M. Tyler

**No. of meetings in 2020:** 6

**Responsibilities:**

- Administers Alleghany's executive compensation program, including Alleghany's long-term and annual incentive plans.
- Reviews and approves the financial goals and objectives relevant to the compensation of the Chief Executive Officer; evaluates the Chief Executive Officer's performance in light of such goals and objectives and determines the Chief Executive Officer's compensation based on such evaluation.
- Reviews the annual recommendations of the Chief Executive Officer concerning:
  - the compensation of the other Alleghany officers and proposed adjustments to such officers' compensation; and
  - the adjustments proposed to be made to the compensation of the three most highly paid officers of each Alleghany operating subsidiary as recommended by the compensation committee or board of directors (as applicable) for each such operating subsidiary.
- Reports on the actions described above to the Board and makes recommendations with respect to such actions to the Board as the committee may deem appropriate.
- Reviews the compensation of the directors on an annual basis, including compensation for service on committees of the Board, and proposing changes, as appropriate, to the Board.

## Environmental, Social and Governance Committee

**Members:**

Karen Brenner (Chair)
Ian H. Chippendale
John G. Foos
Phillip M. Martineau

**No. of meetings in 2020:** 8

**Responsibilities:**

- Identifies and screens director candidates, consistent with criteria approved by the Board.
- Makes recommendations to the Board as to persons to be (i) nominated by the Board for election to the Board by stockholders or (ii) chosen by the Board to fill newly created directorships or vacancies on the Board.
- Oversees the annual evaluation process of the Board, individual directors and Alleghany's management and makes recommendations to the Board regarding such evaluation.
- Develops and recommends to the Board a set of corporate governance principles applicable to Alleghany and generally advises on corporate governance matters.
- Reviews Alleghany's activities and practices regarding environmental, social and related governance matters that are material to Alleghany. In 2020, the Nominating and Governance Committee was renamed the Environmental, Social and Governance Committee to better reflect the committee's environmental, social and governance responsibilities.

# Board Practices, Policies and Processes

## Commitment to Good Governance Practices

| | |
|---|---|
| **Board Independence** | Seven of our eight directors are independent directors. All of our standing Board committees, which have a chair, are chaired by independent directors. Our Audit, Compensation and Environmental, Social and Governance committees are 100% independent. |
| **Board Structure** | Our Board is divided into three separate classes of directors. At each Annual Meeting of Stockholders, one class of directors is elected to a term of three years. |
| **Risk Oversight** | Our Board and its committees work with management to diligently monitor and manage risk. |
| **Independent Chair** | Our current Chair is an independent director. Our policy is that the Chair should not be an Alleghany officer. |
| **Board and Committee Evaluations** | Our annual Board and committee evaluation processes help promote the effectiveness of the Board and its committees. |
| **Director Tenure** | Our Board has an average tenure of approximately 12 years, with over half of our current directors joining the Board in 2009 or later, and over one-third joining the Board in 2012 or later. |
| **Stock Ownership Guidelines** | Directors are required to hold shares of common stock and/or restricted stock units valued at least five times the annual board retainer within five years of election to the Board. We have a policy prohibiting hedging and pledging of Alleghany securities by Alleghany directors, officers and employees. |

## Board Meetings and Attendance

We have strong director engagement on our Board. The Board held 12 meetings in 2020. Each director who was a director during 2020 attended over 90% of the meetings of the Board and committees of the Board on which he or she served in 2020, with seven of such directors attending 100% of the Board and committee meetings. Alleghany does not have a policy with regard to attendance by directors at annual meetings of stockholders. Five directors attended the 2020 Annual Meeting of Stockholders.

## Board Performance Evaluations

The Board believes that an effective director evaluation process enables it to gain insights into the effectiveness of the Board, its committees and its individual members, with the goal of continually enhancing Board performance. In this regard, each year the Board and each of its committees conducts an evaluation of its respective performance, effectiveness and fulfillment of fiduciary duties. The evaluation process is reviewed annually by the Environmental, Social and Governance Committee to determine whether it is designed effectively and assure that appropriate feedback is being sought and reviewed. The Board evaluation process generally comprises:

• an annual, overall board evaluation;

• an annual, individual director evaluation; and

• a biennial skills matrix questionnaire.

The overall Board evaluation is accomplished through completion of a written questionnaire by each director on an anonymous basis to encourage candid feedback, supplemented by individual director interviews with the Chair of the Board. The questions included are reviewed annually for revisions and update by the Chair of the Board and the Environmental, Social and Governance Committee. Topics that directors were asked to evaluate regarding Board performance in 2020 included the following:

- ✔ Board role matters such as monitoring progress in achieving strategic objectives and performance of Alleghany's operating units, and consideration of the processes implemented by management to identify, assess and respond to Alleghany's key risks.

- ✔ Matters related to Board meetings and processes such as whether (i) the Board receives clear and concise background material to prepare in advance of meetings, (ii) Board meeting length is sufficient to review and complete all agenda items, (iii) Board meetings are conducted in a manner that ensures open communication, meaningful participation and discussion of the most important issues facing Alleghany and (iv) whether Board members feel free to express differing opinions from those of management and other directors.

- ✔ Matters related to Board composition, including whether (i) individual directors, and the Board as a whole, have the right mix of skills, experience and other characteristics to be effective, (ii) that the Board is of the right size and (iii) the diversity (age, background, ethnicity, gender, etc.) of the Board is appropriate.

- ✔ Matters related to the Board's relationship and oversight of management, including whether (i) Board goals, expectations and concerns are honestly communicated with the Chief Executive Officer, (ii) the Board regularly focuses on senior management succession planning and development, (iii) management is appropriately addressing and communicating to the Board the most significant challenges and risks Alleghany is facing, (iv) the Board is appropriately supportive and challenging of management and (v) the appropriate personnel and outside experts are present at Board meetings to answer any questions raised by Board members.

With respect to the individual director evaluation component, the Chair of the Board and the Environmental, Social and Governance Committee review on an annual basis questions which are to be considered by each director with respect to himself or herself, as well as each other director. The Chair of the Board, using the evaluation questions as a guide, then solicits a self-evaluation from each director, as well as an evaluation of each other director. The Chair of the Environmental, Social and Governance Committee solicits from each director an evaluation of the Chair of the Board. In 2020, the individual evaluation component included questions on the following matters:

- ✔ A director's commitment to the Board measured through, evaluation component included amongst other things, appropriate preparation for meetings, attendance, active participation in meetings and keeping current with information on Alleghany's business, market and regulatory developments and other relevant matters.

- ✔ A director's understanding of his or her legal obligations to Alleghany and its stockholders measured through, amongst other things, objectivity and independence, willingness to challenge management constructively and appropriate follow up regarding areas of concern.

- ✔ A director's contribution to the effective functioning of the Board measured through, amongst other things, whether (i) the director provides constructive criticism and thoughtful recommendations and generally exhibits good judgment, (ii) the director's conduct engenders mutual trust and respect within the Board, (iii) the director has the background and skills which complement the other directors in order to meet Alleghany's strategic opportunities and challenges and (iv) additional skills or training would be beneficial to the director to enhance his or her performance and contribution to the Board.

The skills matrix questionnaire is generally done on a biennial basis, except where a material change in Alleghany or director circumstances necessitates that a director or directors complete an updated questionnaire. The questionnaire is reviewed prior to distribution by the Chair of the Board and the Environmental, Social and Governance Committee and asks for a self-evaluation of a director's expertise on a "high," "medium" and "low" basis in different areas including:

- insurance industry knowledge and expertise;
- financial industry knowledge and expertise;
- technical and operational skills and experience;
- governance and regulatory competencies; and
- behavioral competencies.

At the conclusion of every annual Board evaluation process, the Chair of the Board discusses with each director the results of his or her individual evaluation, and the Chair of the Environmental, Social and Governance Committee discusses such matters with the Chair of the Board. The results of the written overall Board and committee evaluations are reported to and reviewed by the full Board. In general, based upon its most recent evaluation, the Board and each committee were satisfied with their respective performance and considered themselves to be operating effectively.

## Corporate Governance Guidelines

Our Corporate Governance Guidelines include principles, policies and practices that have evolved informally and formally over the years, reflecting Alleghany's unique features of ownership, control, long-term perspective and history of accomplishment, and principles, policies and practices in respect of requirements of corporate governance listing standards adopted by the NYSE and rules adopted by the SEC. A copy of the Corporate Governance Guidelines is available in the Corporate Governance section of our website (www.alleghany.com) under the tab "Corporate Governance — Governance Documents."

## Transactions with Related Persons

The Board has adopted a written Related Party Transaction Policy, or "the Policy." Pursuant to the Policy, all related party transactions must be approved in advance by the Board. Under the Policy, a related party transaction means any transaction, other than compensation for services as an officer or director authorized and approved by the Compensation Committee or the Board, in which Alleghany or any of its subsidiaries is a participant and in which any of the following persons has or will have a direct or indirect material interest:

- any director or officer of Alleghany; or
- any immediate family member of such director or officer, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any person (other than a tenant or employee) sharing the household of such director or officer.

A person who has a position or relationship with a firm, corporation or other entity may be deemed to have an indirect interest in any transaction in which that entity engages. However, a person is not deemed to have an interest if such interest arises only from such person's position as a director of another corporation and/or such person's direct and indirect ownership of less than 10% of the equity of such firm, corporation or other entity.

Under the Policy, all newly proposed related party transactions are referred to the Environmental, Social and Governance Committee for review and consideration of its recommendation to the Board. Following this review, the related party transaction and the Environmental, Social and Governance Committee's analysis and recommendations are presented to the full Board (other than any directors interested in the transaction) for approval. The Environmental, Social and Governance Committee reviews existing related party transactions annually, with the goals of ensuring that such transactions are being pursued in accordance with all of the understandings and commitments made at the time they were approved, ensuring that payments being made with respect to such transactions are appropriately reviewed and documented and reaffirming that such transactions remain in the best interests of Alleghany and its stockholders. The Environmental, Social and Governance Committee reports any such findings to the Board.

# Compensation of Directors

The compensation of our directors is designed to attract, retain and motivate highly qualified candidates for director and be broadly comparable with those companies which Alleghany considers to be its peers in the industries in which it operates.

In accordance with our Corporate Governance Guidelines, the Compensation Committee recommends to the Board the form and amount of compensation for non-employee directors. Only non-employee directors are paid for their service on the Board. Director compensation, including compensation for committee service, is reviewed at least annually by the Compensation Committee at its regularly scheduled June meeting, which makes such recommendations to the Board with respect thereto as it deems appropriate. As part of such review each year, with the assistance of the Compensation Committee and its compensation consultant, the Board takes various factors into consideration, including, but not limited to, the responsibilities of directors generally, as well as committee chairs, and the form and amount of compensation paid to directors by comparable companies.

Currently, we compensate our non-employee directors with a combination of cash and equity to help align our directors' interests with those of our stockholders.

The information under this heading relates to the compensation during 2020 of those current non-employee directors who served on the Board at any time during 2020.

## 2020 Director Compensation

| Name | Fees Earned or Paid in Cash | Stock Awards[1] | Total |
|---|---|---|---|
| **Karen Brenner** | $137,000 | $150,248 | $287,248 |
| **Ian H. Chippendale** | 117,000 | 150,248 | 267,248 |
| **John G. Foos** | 132,000 | 150,248 | 282,248 |
| **Jefferson W. Kirby** | 210,000 | 150,248 | 360,248 |
| **Phillip M. Martineau** | 117,000 | 150,248 | 267,248 |
| **Lauren M. Tyler** | 125,000 | 150,248 | 275,248 |
| **Raymond L.M. Wong** | 140,000 | 150,248 | 290,248 |

[1] Represents the grant date fair value of the award of 280 shares of restricted common stock or 280 restricted stock units (each equivalent to one share of common stock) made to each non-employee director under the 2015 Directors' Stock Plan, or the "2015 Directors' Plan," on May 11, 2020, and computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, or "ASC 718."

## Fees Earned or Paid in Cash

As a result of a review in June 2019, the Board approved certain changes to the director fee amounts, which were effective for July 2019 through June 2020, as shown below. As a result of its review in June 2020, the Committee did not recommend and the Board did not make any changes to the fees set in June 2019. Set forth below is information regarding fees earned and paid in cash to non-employee directors for service on the Board and its committees in 2020.

| | | | | Annual Cash Fees | | | |
|---|---|---|---|---|---|---|---|
| Chair of the Board | Independent Director (other than the Chair) | + Chair of the Audit Committee | + Chair of the Compensation Committee | + Chair of the Environmental, Social and Governance Committee | + Member of the Audit Committee | + Member of the Compensation Committee | + Member of the Environmental, Social and Governance Committee |
| $210,000 | $100,000 | $35,000 | $25,000 | $22,000 | $15,000 | $10,000 | $7,000 |

## Stock Awards

Pursuant to the 2015 Directors' Plan, each year as of the first business day following an annual meeting of stockholders, each individual who was elected or continues to serve as a member of the Board and who is not an employee of Alleghany or any of its subsidiaries receives, at the individual director's election, either a number of shares of restricted common stock or restricted stock units (each equivalent to one share of common stock) equal to $150,000 divided by the average of the closing sales prices of the common stock on the 30 consecutive trading days preceding the grant date as reported by the NYSE. Such shares of restricted common stock or restricted stock units, as the case may be, are subject to potential forfeiture until the first annual meeting of stockholders following the date of grant and are subject to restrictions upon transfer until the third anniversary of the date of grant.

On May 11, 2020, each eligible director received either 280 shares of restricted common stock or 280 restricted stock units, reflecting such number of shares or restricted stock units equal to $150,000 divided by the average of the closing sales prices of the common stock on the 30 consecutive trading days preceding the grant date as reported by the NYSE. Each director is permitted to defer payment of the restricted stock units, and all whole restricted stock units will be paid in the form of whole shares of common stock.

# Director Stock Ownership Guidelines

Directors are expected to achieve ownership of common stock, or restricted stock units, having an aggregate value (based upon the higher of market value or book value) equal to at least five times the annual board retainer within five years of election to the Board, and to maintain such a level thereafter. Each director has met these stock ownership guidelines.

# Hedging and Pledging Policies

Alleghany maintains a policy on insider trading and compliance that prohibits Alleghany directors, officers and employees from directly or indirectly purchasing or using financial instruments designed to hedge or offset any decrease in the market value of Alleghany securities that they own. In addition, under such policy, Alleghany directors, officers and employees are prohibited from pledging Alleghany securities as collateral.

# Executive Compensation

## 2 Advisory Vote on Executive Officer Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," we are providing stockholders with the opportunity to cast an advisory vote on the 2020 compensation we paid to the executive officers who are named in the Summary Compensation Table on page 54, also referred to as our "Named Executive Officers." For 2020, Weston M. Hicks, Joseph P. Brandon, Christopher K. Dalrymple, Kerry J. Jacobs and John F. Shannon were our Named Executive Officers.

Please read the Compensation Discussion and Analysis beginning on page 33, as well as the Summary Compensation Table and other related compensation tables, notes and narrative appearing on pages 54 to 63, which provide detailed information on the compensation of our Named Executive Officers for 2020.

The Compensation Committee and the Board believe that Alleghany's 2020 executive compensation program was designed appropriately and ensured that management's interests were aligned with the interests of Alleghany stockholders. Accordingly, we are asking our stockholders to vote in favor of the following advisory resolution at the 2021 Annual Meeting:

> RESOLVED, that the stockholders of Alleghany Corporation ("Alleghany") approve, on an advisory basis, the compensation of Alleghany's named executive officers as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables, notes and narrative set forth in the proxy statement for Alleghany's 2021 Annual Meeting of Stockholders.

Although this advisory vote, commonly referred to as "say-on-pay," is not binding on Alleghany, the Compensation Committee or the Board, the Board and the Compensation Committee will review and consider the voting results when making future decisions about our executive compensation program.

 The Board recommends that you vote "**FOR**" this proposal.

Proxies solicited by the Board will be so voted unless stockholders specify a contrary vote. This proposal shall be approved by the affirmative vote of a majority of the votes cast on this proposal. Abstentions and broker non-votes will have no effect on the results of this vote.

# Letter from The Compensation Committee

Dear Alleghany Stockholder,

As required by SEC proxy rules and regulations, most of the compensation information contained in the Compensation Discussion and Analysis, including the Summary Compensation Table on page 54, was set back in January 2020, and the analysis and determinations regarding such information also look backwards to that time. Of course, those determinations pre-dated the emergence of the COVID-19 pandemic which had a significant global impact, including on Alleghany, our group-wide employees, customers, and the communities in which our companies operate. Despite the COVID-19 pandemic, 2020 was still a year of positive financial performance and other achievements, and we owe this to the performance of our employees, who showed resilience and commitment in a challenging year.

In this context, throughout 2020 we reviewed and analyzed our executive compensation program and the determinations we made in January 2020. Our objective was to make sure that our executive compensation program continued to motivate parent company executives and officers and recognized them for their efforts and leadership throughout the COVID-19 pandemic, while at the same time being cognizant of the COVID-19 pandemic's impact on Alleghany's financial performance and the impact on Alleghany's entire workforce. As part of this we discussed and analyzed guidance from our significant stockholders with respect to compensation adjustments made in light of the COVID-19 pandemic; actions taken in response to the COVID-19 pandemic by our peers; proxy advisor guidance regarding the COVID-19 pandemic and executive compensation programs; the role of risk management and value preservation in a pandemic environment; and ESG considerations regarding executive compensation going forward. In the end, we determined not to take any special actions with respect to our executive compensation program due to the events of 2020, after coming to the conclusion that its structure was fundamentally sound and flexible enough to meet our compensation program objectives in any number of circumstances.

We believe that the philosophy underlying our executive compensation program proved its value in a year of unprecedented challenges, and we reiterate that philosophy below.

## Compensation Program Philosophy

On a group-wide basis, Alleghany has approximately 10,000 employees. Yet at the parent-level, Alleghany is managed by a small group of professionals consisting of five executive officers and 10 officers. This small team is responsible for **overseeing**, *not* operating, Alleghany's subsidiaries; making capital allocation decisions; managing Alleghany's group-wide investment portfolios; and managing financial reporting, legal and compliance functions and other public company obligations. With respect to our subsidiaries, the parent company does not run them on a day-to-day basis — their subsidiary executive teams do. Instead, the parent company's small professional team provides our subsidiaries with strategic guidance, sets risk parameters and ensures that management incentives are appropriate.

Alleghany's extensive history and focus on its long-term legacy inform our culture, strategy and compensation. From a culture perspective, although we seek to offer competitive compensation, we do not compete for executive talent solely on the basis of compensation. We also compete by offering a unique professional opportunity to work in a high-integrity environment where the focus is on building stockholder value over the very long term. Our collaborative, team-oriented culture is a key driver of retention. Our retention efforts, which include compensation aspects, result in parent-level employees with long tenures, which fits with our long-term financial results orientation.

From a strategic perspective, Alleghany's long-term value proposition is to make a reasonable return in good times and preserve capital in bad times. We have an aversion to doing things which, although they may have the potential for significant gain, also bring with them greater chance of a permanent loss of capital. With that in mind, our financial objective in the current economic environment is to grow our common stockholders' equity per share at a rate of 7-10% over the long term without employing excessive amounts of financial leverage and without taking imprudent risks. ***Our compensation program is designed to provide compensation to the parent company professional team that is aligned with this objective.***

## 2020 in Review

We share below with you our views on how the above philosophy informed decisions we made regarding the 2020 executive compensation you will read about in this Proxy Statement.

## Salary

Salary is a fixed source of income to compensate our executives for their experience, skills and competencies based on a competitive market basis. We believe it is important to provide our professional staff with an element of guaranteed compensation for service provided during the year, whether or not any incentive compensation is earned. Working with our compensation consultant, we seek to set salaries at levels that are sufficiently competitive to attract and retain executive talent and no more.

## Annual Incentive Awards

As mentioned last year, we view annual incentive compensation as variable pay linked to the achievement of strategic and operational objectives by management during the year. So, with respect to annual incentive opportunities in 2020, we continued the existing structure of our annual incentive compensation program, with (i) funding occurring only upon generation of positive earnings, (ii) a capped upside and (iii) an ability to adjust payouts in light of our evaluation of Alleghany performance and individual contributions. We believe this remains the optimal approach and is in the best interests of Alleghany and its stockholders. We believe this structure proved to be valuable to us in 2020 as it ensured that no annual incentive compensation would be paid to our executive officers unless Alleghany had positive earnings for 2020 while at the same time, provided us with flexibility to size the payout of the award in a way that acknowledged the efforts of our executive officers during a challenging year. With that in mind, we determined to pay our executive officers their annual incentive in respect of 2020 at target.This payout level for 2020 compared with maximum payouts for 2019 and above target payouts for 2018, recognized the extraordinary efforts of our executive team in navigating the challenges of the COVID-19 pandemic and the achievement by each executive officer of his or her individual objectives, while at the same time reflecting the impact of the COVID-19 pandemic on our 2020 financial performance.

## Long-Term Incentive Awards

Executive long-term incentive awards comprise a significant amount of our executive compensation. In 2020, equity awards were made exclusively in the form of performance shares for Mr. Hicks and Mr. Brandon and 50% in the form of performance shares and 50% in the form of restricted stock units for Mr. Dalrymple, Ms. Jacobs and Mr. Shannon. Since 2003, performance share payouts have been based on management's ability to grow common stockholders' equity per share relative to Alleghany's cost of equity capital, an approach we believe aligns executive compensation with the returns provided to Alleghany's long-term owners. In this regard, we note the performance share payout levels for the past three performance share award periods were as follows:

| Performance Share Award Period | Payout as a % of Target Opportunity |
| --- | --- |
| 2017-2020 (paid in February 2021) | 83% |
| 2016-2019 (paid in February 2020) | 91% |
| 2015-2018 (no payment made) | 0% |

***We believe that the above payouts are evidence that management is held fully accountable for Alleghany's longer-term financial results.***

As we discussed in last year's proxy statement, we refined the features of our 2020 long-term incentive awards, with the following changes made for the performance shares awarded in January 2020:

• Recognizing greater uncertainty and potential variability of results in the current interest rate and (re)insurance market environments while desiring to maintain relevant metrics by which to incent performance, we widened the range of performance required to achieve threshold and maximum payouts for 2020 long-term incentive awards to 4% (threshold) and 10% (maximum) from 5% (threshold) and 9% (maximum).

• We reduced the target grant value of (i) Mr. Hicks's 2020 performance share award to 300% of salary from 460% of salary and (ii) Mr. Brandon's 2020 performance share award to 200% of salary from 300%; resulting in an approximate 30% reduction in their target long-term incentive values compared with 2019 for delivering the same level of targeted growth in book value per share.

• We adjusted the maximum payout cap to 200% from 150%, noting that the maximum payout to Mr. Hicks and Mr. Brandon at the new levels would be less than under the current program due to the reduction in the target grant date value of their long-term incentive awards.

• In light of the above changes, we determined to move back to making Mr. Hicks's and Mr. Brandon's long-term incentive awards 100% in the form of performance shares, consistent with our approach prior to 2019.

## Benefits

As we discussed in last year's proxy statement, we are always looking at ways to ensure the components of our compensation program incent management to create long-term value for Alleghany, and we do not shy away from modifying or eliminating them if the link isn't clear. With that in mind, in December 2019, we terminated Alleghany's long-existing Retirement Plan, and its participants received lump-sum payments of their accumulated benefits in December 2020.

# Conclusion

In sum, we believe the decisions we made with respect to executive compensation discussed above fit closely with Alleghany's philosophy regarding holding company executive compensation, a philosophy that we believe is timeless and effective, even in the face of the extraordinary challenges posed by the events of 2020. It is designed to incent performance over the long term and link executives' interests with those of Alleghany's long-term stockholders. We believe that the program, although we may refine it in the future as circumstances or needs warrant, is effective in achieving our strategic objectives and aligns management's interests with those of all of Alleghany's stockholders.

Sincerely,

**RAYMOND L.M. WONG**
**IAN H. CHIPPENDALE**
**PHILLIP M. MARTINEAU**
**LAUREN M. TYLER**
Compensation Committee of the Board of Directors

# Compensation Discussion & Analysis

## Table of Contents

## Executive Overview

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and programs, the compensation decisions the Compensation Committee has made under those programs and the factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2020, who are listed below and appear in the Compensation Tables beginning on page 54.

## Named Executive Officers

The name, age, current position, date elected and prior business experience of each of the Named Executive Officers is as follows:

### Weston M. Hicks, 64



**Current Position**
President and Chief Executive Officer (since December 2004)

**Prior Business Experience**
Executive Vice President, Alleghany (October 2002 to December 2004).

### Joseph P. Brandon, 62



**Current Position**
Executive Vice President (since March 2012)

**Prior Business Experience**
Consultant to Alleghany (September 2011 to March 2012); private investor (May 2008 to August 2011); Chairman and Chief Executive Officer, General Re Corporation, a property and casualty reinsurer and a wholly-owned subsidiary of Berkshire Hathaway Inc. (September 2001 to April 2008).

## Christopher K. Dalrymple, 53



**Current Position**
Senior Vice President (since January 2012), General Counsel (since July 2009) and Secretary (since January 2011)

**Prior Business Experience**
Vice President, Alleghany (December 2004 to January 2012); Associate General Counsel, Alleghany (March 2002 to July 2009); Assistant Secretary, Alleghany (March 2002 to January 2011).

## Kerry J. Jacobs, 42



**Current Position**
Senior Vice President and Chief Financial Officer (since July 2019)

**Prior Business Experience**
Vice President, Alleghany (March 2014 to June 2019); Vice President, Gerson Lehrman Group, a professional services company (May 2013 to February 2014); Vice President (March 2012 to April 2013), and Associate (July 2008 to February 2012), Deutsche Bank Securities Inc., an investment bank.

## John F. Shannon, 42



**Current Position**
Senior Vice President and Chief Investment Officer (since January 2020)

**Prior Business Experience**
Vice President, Head of Fixed Income, Alleghany (February 2018 to January 2020); Vice President and Director (March 2015 to January 2018), and Associate Director (November 2006 to February 2015), Fixed Income, MetLife Investment Management.

## 2020 Compensation Overview

Our executive compensation program is intended to provide competitive total compensation to each of our Named Executive Officers that is aligned with the interests of our stockholders in increasing our common stockholders' equity per share at rates of 7-10% over the long term without employing excessive amounts of financial leverage and without taking imprudent risks.

The principal elements of compensation paid on average to each of our Named Executive Officers in 2020 and the percentage that these elements represent of the 2020 compensation for our Chief Executive Officer and our other Named Executive Officers at year-end 2020 are reflected below. A significant portion of the total target compensation for our Named Executive Officers is variable and directly linked to Alleghany's performance in the form of variable cash incentive bonus payments and equity awards. The graphs below exclude certain one-time payments in 2020 to our Chief Executive Officer and our other Named Executive Officers due to the termination of the Retirement Plan.



### CEO

3%
Benefits
16%
Salary
32%
Annual
Incentive
49%
Long-Term
Equity
Awards
81%
Performance-
based

### Other NEOs[1]

4%
Benefits
26%
Salary
44%
Long-Term
Equity
Awards
26%
Annual
Incentive
70%
Performance-
based

(1) Other NEOs include Mr. Brandon, Mr. Dalrymple, Ms. Jacobs and Mr. Shannon.

The description and analysis of each of these elements is set out in more detail on pages 43 to 49.

## EXECUTIVE COMPENSATION

Set forth below is the 2020 compensation for each person who was a Named Executive Officer of Alleghany for 2020. See the 2020 Summary Compensation Table and the accompanying notes to the table beginning on page 54 for more information.

| Name and Principal Position | Year | Salary | Bonus | Stock Awards | Non-Equity Incentive Plan Compensation | Change in Pension Value and Nonqualified Deferred Compensation Earnings[1] | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|---|
| **Weston M. Hicks** President and Chief Executive Officer | 2020 | $1,125,000 | $— | $3,527,754 | $ 2,250,000 | $361,625 | $187,393 | $7,451,772 |
| **Joseph P. Brandon** Executive Vice President | 2020 | 940,000 | — | 1,965,237 | 1,253,000 | 29,758 | 152,310 | 4,340,305 |
| **Christopher K. Dalrymple** Senior Vice President, General Counsel and Secretary | 2020 | 750,000 | — | 1,175,640 | 600,000 | 78,856 | 119,567 | 2,724,063 |
| **Kerry J. Jacobs** Senior Vice President and Chief Financial Officer | 2020 | 600,000 | — | 940,512 | 480,000 | — | 93,490 | 2,114,002 |
| **John F. Shannon** Senior Vice President and Chief Investment Officer | 2020 | 400,000 | — | 627,008 | 320,000 | — | 62,716 | 1,409,724 |

[1] Effective December 24, 2019, the Retirement Plan was terminated and participants received lump-sum payments in 2020. Due to the freezing of the Retirement Plan in 2013, Ms. Jacobs and Mr. Shannon were not participants in the Retirement Plan. The changes in pension value reflect the difference between the present value of a participant's pension benefit at the time of the termination of the Retirement Plan in December 2019 and the actual value of the participant's pension benefit at the time of payout in December 2020. No interest or other earnings were credited to Mr. Hicks's, Mr. Brandon's or Mr. Dalrymple's pension amounts for the period commencing on the December 2019 termination date.

## Compensation Practices

We believe the following practices further align our executive compensation program with our stockholders' interests:

| | |
|---|---|
| **Our Incentive Awards are "Capped"** | In 2020, individual awards under our short-term incentive plan were "capped" at 150% of target, awards under our long term-incentive plan were "capped" at 200% of target and performance goals were set at levels high enough to encourage strong performance but still reasonably attainable to avoid encouraging the use of excessive financial leverage or taking of imprudent risks. |
| **Stock Ownership Guidelines** | We require our officers to own our common stock, including five times base salary for Mr. Hicks, four times base salary for Mr. Brandon and three times base salary for Mr. Dalrymple, Ms. Jacobs and Mr. Shannon, to ensure that they maintain a significant stake in our long-term success. In addition, our Named Executive Officers have significant exposure to Alleghany through unvested performance shares and shares of restricted stock and restricted stock units, the value of which is tied to the market price of our common stock. |
| **We Can "Claw Back" Compensation** | We have in place a compensation clawback policy applicable to our Named Executive Officers to further discourage imprudent risk taking. |
| **We Limit Perquisites to Insignificant Amounts** | Our general practice is to not provide perquisites or other personal benefits to our Named Executive Officers. In 2020, no Named Executive Officer received more than $10,000 in perquisites or other personal benefits. |
| **Independent Compensation Consultant** | The Compensation Committee retains an independent compensation consulting firm which provides no other services to Alleghany. |
| **No Stock Options** | We do not grant stock options to our officers as we do not wish to reward or penalize them for exogenous short-term market price movements. |
| **No Accelerated Vesting of Performance Shares Upon Termination or a Change-in-Control** | Performance share and restricted stock awards under our long-term incentive plan do not provide for accelerated vesting in the event of a termination of employment by Alleghany, other than on a pro-rated basis for performance shares based on Alleghany performance through year-end immediately preceding the date of termination in the event of a termination without cause. |
| | Awards under our short- and long-term incentive plans do not provide for accelerated vesting or gross-ups upon a change-in-control. |
| **No Hedging or Pledging of Stock** | We have in place a policy applicable to our Named Executive Officers that prohibits them from hedging or pledging Alleghany securities they hold. |

## Advisory Vote on Executive Compensation

At our Annual Meeting of Stockholders in May 2020, we received strong support for our executive compensation program, with approximately 90% stockholder approval of our say-on-pay proposal.

## 2020 Performance Summary

A summary of 2020 and long-term financial results highlights are as follows:



**Common stockholders' equity per share** was $623.57 as of December 31, 2020, an **increase** of 4.5% from the year ended December 31, 2019 after adjusting for the $15 per share special dividend paid in March 2020.



8% **increase** in **noninsurance revenue**, with **record earnings**.

**Net earnings** of $101.8 million in 2020 compared with $857.8 million in 2019, primarily reflecting a **$110.5 million decline** in the value of Alleghany's **equity portfolio**, compared with a $709.7 increase in 2019.



**Earnings per diluted share and adjusted earnings per diluted share** were $7.04 and $15.89, respectively, for the year ended December 31, 2020, compared with earnings per diluted share and adjusted earnings per diluted share of $59.39 and $23.77, respectively, for the year ended December 31, 2019.



**A consolidated net pre-tax underwriting loss of $128.7 million** in 2020, compared with a consolidated net pre-tax underwriting loss of $33.0 million in 2019. The 2020 underwriting loss included $801.5 million of catastrophe losses, more than half of which ($415.2 million) related to the COVID-19 pandemic, compared with catastrophe losses of $399.7 million in 2019.

**Continued deployment of capital** at Alleghany Capital through bolt-on acquisitions that deployed $240 million of debt and equity capital.

Additional information regarding Alleghany's 2020 results, including audited consolidated financial statements, as well as MD&A with respect to 2020 results, is contained in Alleghany's Annual Report on Form 10-K for the year-ended December 31, 2020, or the "Form 10-K," which was filed with the SEC on February 23, 2021. Readers are urged to review the Form 10-K, including the "Comment on Non-GAAP Financial Measures" section of the MD&A, for a more complete discussion of Alleghany's financial performance.

# Long-Term Performance and CEO Compensation Summary

We believe that Alleghany's performance is best measured over the long term, and that long-term growth in common stockholders' equity per share is the best metric for evaluating such performance. In this regard, the table below shows the annual, and five- and ten-year average rolling, annualized growth in our common stockholders' equity per share, adjusted for the 2018 and 2020 cash dividends and historical stock dividends, during the five-year period from December 31, 2015 to December 31, 2020:

| Year | Common Stockholders' Equity Per Share ($) | Annual Return (%) | Rolling Annualized Average (%) | |
| --- | --- | --- | --- | --- |
| | | | Five-Year | Ten-Year |
| 2015 | 486.02 | 4.4 | 8.4 | 8.6 |
| 2016 | 515.24 | 6.0 | 8.5 | 7.8 |
| 2017 | 553.20 | 7.4 | 7.9 | 7.0 |
| 2018 | 527.75 | (2.8) | 5.4 | 7.2 |
| 2019 | 611.00 | 15.8 | 6.0 | 7.8 |
| 2020 | 623.57 | 4.5 | 5.9 | 7.1 |
| **Average** | | **5.9** | **7.0** | **7.6** |

Alleghany's common stockholders' equity per share has compounded over the ten-year periods in the range of Alleghany's stated strategic objective of 7-10% annual growth in common stockholders' equity per share. However, it trailed that objective in 2018, 2020 and the five-year periods ending in 2018, 2019 and 2020, primarily due to a decline in the market value of Alleghany's equity portfolio in December 2018 and significant catastrophe losses from 2017 – 2020, including COVID-19 pandemic losses in 2020.

The graph below summarizes Alleghany's common stockholders' equity per share growth and stock price performance over the ten-year period from December 31, 2010 to December 31, 2020, compared with the S&P 500 Stock Index, or the "S&P 500," with all values indexed to December 31, 2010. During this ten-year period, Alleghany's common stockholders' equity per share increased at a compound annual rate of 7.1% (adjusted for dividends), compared with a compound annual rate of return of 13.9% for the S&P 500, and the price of Alleghany common stock (adjusted for dividends) appreciated at a 7.6% compound annual rate of return.

## Alleghany Corporation
*Indexed Performance 2010 = 100*



As indicated by the data presented in the graph above, Alleghany's growth in common stockholders' equity per share has been relatively consistent, with the exception of 2018 when it was negatively impacted by a decline in the market value of Alleghany's equity portfolio and significant catastrophe losses. The trading price of Alleghany's common stock has been more volatile, reflecting the volatility of the stock market in general. In Alleghany's view, growth in common stockholders' equity per share is a better measure of fundamental performance and value creation as compared to the more volatile trading price of Alleghany's common stock. As such, Alleghany focuses its executive compensation incentive program on building common stockholders' equity per share over time.

During the ten-year performance period set forth in the graph above, we believe that Mr. Hicks's compensation has been well-aligned with Alleghany's long-term performance as can be seen in the table below:

### 10-year Pay-TSR[1] Alignment

*($ thousands)*



[1] Total Shareholder Return reflects Alleghany share price appreciation including the impact of dividends.

[2] Includes annual fluctuation in pension benefit value. Calculated according to SEC rules except for 2013, 2015 and 2018, which include a negative value for Mr. Hicks's pension benefit. SEC rules require that negative pension value changes are reflected as a "zero" for Summary Compensation Table purposes.

[3] Represents CEO compensation as reported in the Summary Compensation Table on page 54, excluding annual fluctuation in pension value.

[4] The change in pension value for 2020 reflects the difference between the present value of a participant's pension benefit at the time of the termination of the Retirement Plan in December 2019 and the actual value of the participant's pension benefit at the time of payout in December 2020. No interest or other earnings were credited to Mr. Hicks's pension amount for the period commencing on the December 2019 termination date.

## Design and Structure of 2020 Executive Compensation

### Our Business, Compensation Philosophy and Compensation Programs

- Alleghany is managed by a small group of professionals consisting of five executive officers and 10 officers. This small team is responsible for overseeing, not operating, Alleghany's subsidiaries and provides them with strategic guidance, sets risk parameters and ensures that management incentives are appropriate.

- Alleghany's extensive history and focus on its long-term legacy inform our culture, strategy and compensation. From a culture perspective, although we must offer competitive compensation, we do not seek to compete for executive talent solely on the basis of compensation.

- Our collaborative, team-oriented culture is a key driver of retention. Our retention efforts, which include compensation aspects, result in parent-level employees with long tenures, which fits with our long-term financial results orientation.

- Our executive compensation program is intended to provide competitive total compensation to each of Alleghany's Named Executive Officers that is aligned with the interests of our stockholders in increasing our common stockholders' equity per share at rates of 7-10% over the long term without employing excessive amounts of financial leverage and without taking imprudent risks. This approach enables us to manage risk to avoid loss of capital during periods of economic turmoil, which we believe creates maximum value for stockholders in the long term, even if it results in lower levels of capital appreciation during periods when economic conditions are more favorable.

- We view annual incentive compensation as variable pay linked to the achievement of strategic and operational objectives by management during the year and not "incentive" pay intended to send strong messages about performance differences based on a rigid formulaic approach. So, with respect to annual incentive opportunities in 2020, we continued the existing structure of our annual incentive compensation program, with (i) funding occurring only upon generation of positive earnings, (ii) a capped upside and (iii) an ability to adjust payouts in light of our evaluation of Alleghany performance and individual contributions. We believe this remains the optimal approach and is in the best interests of Alleghany and its stockholders.

- Risk analysis has always been part of our design and review of our group-wide executive incentive plans, and the Compensation Committee regularly monitors compensation policies, practices and outstanding awards to determine whether our risk management and incentive objectives are being met with respect to group-wide employee incentives. In this regard, as discussed below, our short- and long-term incentive plans are capped at individual levels so as not to incent imprudent risk taking to achieve outsized payouts. In addition, our officers are required to own a substantial amount of common stock to ensure that they maintain a significant stake in our long-term success, and we have in place a compensation clawback policy applicable to our officers to further discourage imprudent risk taking. Further, we do not grant stock options to officers as we do not wish to reward or penalize them for exogenous short-term market price movements. The Compensation Committee seeks to set realistic incentive goals, monitors them in light of economic conditions and our strategy and risk appetite, and will consider appropriate adjustments in respect thereof in the event of any conflict between incentives and the Board's strategy and risk appetite.

## Salary

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our Named Executive Officers, the Compensation Committee considers general inflation, individual performance and internal comparability considerations.

## Annual Cash Incentive Compensation

We generally pay annual cash incentives to our Named Executive Officers under the 2015 Management Incentive Plan, or the "2015 MIP." The intent of these annual cash incentive awards is to provide a pay-for-performance element for the achievement of Alleghany's shorter-term objectives.

In making awards under the 2015 MIP, the Compensation Committee has recognized that, given the nature of Alleghany's business and long-term approach, evaluating how Alleghany achieves shorter-term objectives can be a subjective process. Consequently, the Compensation Committee has sought to mitigate this subjectivity by including two meaningful limitations to these annual cash incentive awards.

- No payout to any Named Executive Officer could exceed the amount of the executive's maximum annual incentive opportunity set at the beginning of the year. In 2020, this limitation resulted in an approximate $3.4 million maximum award opportunity for Mr. Hicks and an aggregate maximum award opportunity of approximately $7.4 million for our Named Executive Officers as a group.

- Funding of the annual incentive pool amount is limited to a specified level of earnings produced by management in the year. In 2020, to the extent the funding of the 2020 incentive pool amount had been less than the aggregate maximum award amount of approximately $7.4 million for our Named Executive Officers as a group, a pro-rata reduction of individual award amounts would have occurred. To the extent that Alleghany had a loss for 2020, no payout would have been made under the 2015 MIP.

In sum, payouts under the 2015 MIP for 2020 performance are the lesser of (i) the annual incentive pool amount and (ii) the maximum opportunity for management (as may be reduced by the Compensation Committee for individual performance).

## Long-Term Equity Based Incentive Compensation

We generally make awards of long-term incentive compensation to our Named Executive Officers under the 2017 Long-Term Incentive Plan, or the "2017 LTIP." Historically, long-term incentive awards have been made primarily in the form of performance shares and, in certain cases, shares of restricted stock and restricted stock units. Awards of performance shares under the 2017 LTIP are intended to provide a pay-for-performance component of compensation based upon the achievement of longer-term financial objectives focused on growth in common stockholders' equity per share. Awards of restricted stock or restricted stock units under the 2017 LTIP are intended to provide a retention component of compensation, the value of which is tied to the market price of our common stock.

Since 2003, performance share payouts have been based on management's ability to grow common stockholders' equity per share relative to Alleghany's cost of equity capital, an approach we believe aligns executive compensation with the returns provided to Alleghany's long-term owners. If Alleghany suffers a decline in common stockholders' equity per share in any one year, it

- negatively impacts all outstanding performance share awards;
- reduces or eliminates the number of performance shares that are paid out; and
- because the stock price is likely to be lower than it would have been without a decline in common stockholders' equity in that one year, the dollar value of any shares earned is reduced even further.

With respect to our focus on common stockholders' equity per share as the metric for performance share awards, we continue to believe that this metric is the most appropriate yardstick against which management's performance should be measured. Over long periods of time (a decade or more), Alleghany's stock price has tended to grow at the same rate as the growth rate of its common stockholders' equity per share. Over shorter time-periods, however, the two can move in very different directions, due to general market sentiment and changes in investor expectations about the future relative growth rate of Alleghany's common stockholders' equity per share compared to other alternatives in the stock market. Although we provide a substantial percentage of compensation to our executive officers through stock-based vehicles, we do not believe in linking the number of performance shares earned to stock price performance or reducing the number of performance shares earned in the event that the stock price performance is negative.

We see three primary issues with using stock price as a specific performance metric in incentive plans. First, a company's stock price may move up or down over short periods of time (less than five years) due to cyclical trends in its industry, changes in investor preferences or other reasons that are unrelated to a company's performance. Second, a company's risk profile may not be adequately tested over short periods of time. If a stockholder invests in a company for long-term growth in capital, it is imperative that the company not suffer a permanent loss. Management in an insurance or reinsurance holding company can produce what may appear to be good short-term results, either by encouraging premium growth through more aggressive pricing or taking more "tail risk" in its operations. The negative effects of such actions may not show up over short periods of time, but time is the enemy of the imprudent risk taker. Eventually companies are tested, and it is only then that a stockholder finds out how well management has controlled risk. Third, extreme stock market moves can produce perverse results, even if measured on a relative basis. A stock market bubble can reward management when an increasing share price overcomes the impact of poor financial performance. Similarly, a stock market crash can penalize management when excellent financial performance is masked by share price declines unrelated to the company. Relative performance can be impacted by short-term volatility more so than steady, long-term results.

# Components of 2020 Compensation

Set forth below in more detail is a description and analysis of each of the elements of our compensation program.

## Salary

We seek to pay salaries that are sufficiently competitive to attract and retain executive talent. The Compensation Committee generally makes salary adjustments annually, in consultation with its compensation consultant, based on salaries for the prior year, general inflation, individual performance, internal comparability considerations and comparative market data compiled and prepared by its compensation consultant. The following actions were taken with respect to 2020 salaries for our Named Executive Officers:

| | 2020 and 2019 Salary ($) | Rationale |
| --- | --- | --- |
| **Mr. Hicks** | 2020 $1,125,000 ▲<br>2019 $1,075,000 | 4% increase reflecting 2020 contributions and continued emphasis on performance-linked compensation. |
| **Mr. Brandon** | 2020 $940,000 ▲<br>2019 $910,000 | 4% increase reflecting 2020 contributions and continued emphasis on performance-linked compensation. |
| **Mr. Dalrymple** | 2020 $750,000 ▲<br>2019 $720,000 | 4% increase reflecting 2020 contributions and continued emphasis on performance-linked compensation. |
| **Ms. Jacobs** | 2020 $600,000 ▲<br>2019 $500,000 | 20% increase reflecting Ms. Jacobs' ongoing increase in responsibilities following her promotion in July 2019 to Senior Vice President and Chief Financial Officer, 2020 contributions and continued emphasis on performance-linked compensation. |
| **Mr. Shannon** | 2020 $400,000 ▲<br>2019 $300,000 | 33% increase reflecting Mr. Shannon's significant increase in responsibilities following his promotion in January 2020 to Senior Vice President and Chief Investment Officer, 2020 contributions and continued emphasis on performance-linked compensation. |

In addition to the considerations set forth above, with respect to Ms. Jacobs and Mr. Shannon specifically, the Compensation Committee also considered comparative market data and increased Ms. Jacobs' and Mr. Shannon's base salaries to align closer to the market median for their respective positions based on our peer companies.

## Annual Cash Incentive Compensation

**Process**

Under the 2015 MIP, the Compensation Committee makes annual incentive awards for the upcoming year and determines each Named Executive Officer's appropriate target amount in January of that year after evaluating projected earnings for the prior year. 2020 target annual incentive awards and maximum incentive opportunities were as follows:

| | 2020 Salary ($) | Target Opportunity ($ / as % of Salary) | | Maximum Opportunity ($)[1] |
|---|---|---|---|---|
| Mr. Hicks | $ 1,125,000 | $ 2,250,000 | (200%) | $ 3,375,000 |
| Mr. Brandon | 940,000 | 1,253,000 | (133%) | 1,880,000 |
| Mr. Dalrymple | 750,000 | 600,000 | (80%) | 900,000 |
| Ms. Jacobs | 600,000 | 480,000 | (80%) | 720,000 |
| Mr. Shannon | 400,000 | 320,000 | (80%) | 480,000 |
| Totals | $ 3,815,000 | $ 4,903,000 | | $ 7,355,000 |

[1]   The maximum opportunity percentage for each Named Executive Officer is approximately 150% of each such Named Executive Officer's target award.

## Target Opportunity Levels

The differing target awards as a percentage of salary reflect the Compensation Committee's determinations of appropriate levels and mix of compensation components, taking into account varying levels of responsibility, internal comparability, the implicit impact of the various Named Executive Officer levels on the accomplishment of Alleghany's financial, strategic and operational objectives and competitive considerations. For 2020 annual incentive awards, the percentage of salary opportunities for Mr. Hicks and Mr. Brandon were the same as those set forth above for 2019. The 2020 percentage of target opportunities for Mr. Dalrymple, Ms. Jacobs and Mr. Shannon were increased to 80% from 67% for Mr. Dalrymple, 49% for Ms. Jacobs and 40% for Mr. Shannon in 2019. These increases in target opportunities reflect a recalibration of their target opportunity as Senior Vice Presidents to that of Mr. Brandon as an Executive Vice President, Ms. Jacobs' promotion in July 2019 to Senior Vice President and Chief Financial Officer and Mr. Shannon's January 2020 promotion to Senior Vice President and Chief Investment Officer, of Alleghany, comparability of target opportunity across the Senior Vice President level, and increasing responsibilities for each of Mr. Dalrymple, Ms. Jacobs and Mr. Shannon. In light of these adjustments in 2020, the Compensation Committee determined not to increase target opportunities for 2021 so that each Named Executive Officer's target annual incentive award as a percentage of salary remained the same.

## Payout Determinations

Payout of annual incentive awards is tied to the achievement of a specified financial performance objective, as described below, subject to reduction in respect of Alleghany performance and/or individual performance. The financial performance objective is set in January, after evaluating projected earnings for the coming year and determining each Named Executive Officer's appropriate target annual incentive opportunity amount. With respect to individual performance objectives, each of our Named Executive Officers submits individual objectives for the coming year, with Mr. Hicks submitting his to the Board and the other Named Executive Officers submitting their individual objectives to Mr. Hicks. These objectives are in addition to the core responsibilities of our Named Executive Officers. Status updates on the achievement of such individual objectives and performance of core responsibilities are given through the year by each Named Executive Officer, culminating in a final report made in advance of payout determinations made by the Board and Compensation Committee at the beginning of the following year. In this regard, Mr. Hicks provides a self-evaluation to the Board of his performance against objectives during the year and the other Named Executive Officers provide Mr. Hicks with the same, which Mr. Hicks then reviews with the Compensation Committee.

## Financial Performance Objective

The 2020 financial performance goal established by the Compensation Committee for annual incentive awards to our Named Executive Officers was based on a funding approach, which was capped at an amount equal to 3% of 2020 earnings before income taxes, as reported in Alleghany's audited financial statements, as adjusted, or the "2020 Incentive Pool Amount," to:

• exclude effects of accounting changes, charges for goodwill or intangibles impairment (including change in allowance for credit losses on available for sale securities);

• exclude expenses incurred in connection with actual and potential acquisitions; and

• deduct from 2020 earnings a rolling four-year (2016-2019) average of catastrophe losses at RSUI and TransRe instead of actual 2020 catastrophe losses at RSUI and TransRe.

With respect to catastrophe losses, RSUI's 2016-2019 catastrophe average, or the "RSUI CAT Average," was $124.3 million compared with 2020 actual catastrophe losses of $217.9 million, net of prior year development and reinsurance reinstatement premiums. TransRe's 2016-2019 catastrophe average, or the "TransRe CAT Average," was $337.3 million compared with 2020 actual catastrophe losses of $496 million, net of prior year development and reinsurance reinstatement premiums. The use of the RSUI CAT Average and TransRe CAT Average rather than the actual amount of their respective 2020 catastrophe losses was based upon the Compensation Committee's acknowledgement that RSUI and TransRe are significant writers of catastrophe exposed property (re)insurance and that management cannot predict the occurrence or severity of catastrophe losses in any particular year. Using a four-year average recognizes that catastrophe losses are a cost of doing business and accounts for them in a manner consistent with Alleghany's focus on long-term performance. In this regard, actual catastrophe losses impact funding calculations for annual incentive pools during the four-year averaging period in which they are included. A year in which Alleghany experiences significant catastrophe losses will impact MIP annual incentive pool funding for the subsequent four years, holding management fully accountable for such catastrophe losses.

**Individual Performance Objectives**

In January 2020, Mr. Hicks provided to the Board, and Messrs. Brandon, Dalrymple and Shannon and Ms. Jacobs provided to Mr. Hicks, their 2020 objectives that were in addition to performance of their core responsibilities. The Board reviewed and approved the 2020 objectives for Mr. Hicks and Mr. Hicks reviewed and approved the 2020 objectives for Messrs. Brandon, Dalrymple and Shannon and Ms. Jacobs. The core responsibilities and 2020 objectives for Messrs. Hicks, Brandon, Dalrymple and Shannon and Ms. Jacobs included the following:

## Weston M. Hicks

**CORE RESPONSIBILITIES**

- Building long-term stockholder value, reported and measured regularly
- Consolidated 2020 financial results
- Ultimate responsibility for reinsurance and insurance subsidiary underwriting performance
- Ultimate responsibility for equity and fixed income portfolio investment performance
- Management development at parent and subsidiaries

**2020 OBJECTIVES**

- Continue to analyze and pursue strategic options for (re)insurance subsidiaries
- Work with Alleghany Board on parent-level talent development
- Oversee and lead efforts to formalize Alleghany positions and disclosures regarding ESG
- Oversee the continued development of Alleghany Capital, including acquisitions at attractive prices
- Complete the divestiture of Stranded Oil Resource Corporation, or "SORC", and its subsidiaries

## Joseph P. Brandon

**CORE RESPONSIBILITIES**

- Primary operational oversight of Alleghany's reinsurance and insurance subsidiaries
- Ensure that each insurance subsidiary meets its 2020 business plan
- Oversee the operations of TransRe from a parent-level and stockholder perspective as Chairman of TransRe's Board of Directors
- Assist the CEO with the strategic development of Alleghany and its insurance and reinsurance subsidiaries

**2020 OBJECTIVES**

- Work with (re)insurance subsidiaries in potential capital efficiency improvements and third-party capital initiatives
- Analyze and lead on specific 2020 potential (re)insurance acquisition, investment and partnership opportunities
- Assist in (re)insurance talent development and human capital matters at the (re)insurance subsidiaries
- Analyze industry, strategic and operating developments at the (re)insurance subsidiaries, including with respect to the impact of corporate tax developments

## Christopher K. Dalrymple

**CORE RESPONSIBILITIES**

- Oversee management of all legal issues at parent and subsidiaries, including transactional, litigation and regulatory
- Oversee corporate governance and secretarial functions
- Oversee SEC disclosure reports
- Oversee legal costs at parent and subsidiaries

**2020 OBJECTIVES**

- Continue to assist in the development of ESG initiatives at Alleghany
- Work with the CEO, other members of management and outside advisors on parent-company level strategic initiatives
- Oversee management of legal issues related to divestiture of SORC and its subsidiaries
- Oversee legal and human resources integration of Alleghany Capital acquisitions, including Wilbert Funeral Services, Inc.

## Kerry J. Jacobs

**CORE RESPONSIBILITIES**

- Principal financial officer responsible for the fair and accurate presentation of the financial results
- Oversight of Alleghany financial function and maintenance of control environment
- Responsible for capital management and annual strategic planning efforts
- Responsible for rating agency relationships and management

**2020 OBJECTIVES**

- Recruit and develop finance team talent, including a new internal auditor and assistant chief accounting officer
- Improve subsidiary cash and liquidity management
- Oversee new investor relations initiatives, including improvements to public disclosures and new investor relations events
- Work with subsidiary management teams to promote and support women's leadership initiatives across the Alleghany group

## John F. Shannon

**CORE RESPONSIBILITIES**

- Oversight of the public equity investment and fixed income portfolios and asset allocation
- Responsible for developing and executing new investment strategies and initiatives
- Oversight of external asset managers
- Responsible for establishing investment processes

**2020 OBJECTIVES**

- Formalize equity investment and analyst evaluation process
- Analyze impact on Alleghany of the transition away from LIBOR
- Review and make recommendations with respect to ESG as it pertains to Alleghany investment portfolios
- Improve subsidiary cash and liquidity management

**Payouts with Respect to 2020 Performance**

Based on our 2020 financial results, the 2020 Incentive Pool Funding Amount was approximately $12.7 million, so that Messrs. Hicks, Brandon, Dalrymple and Shannon and Ms. Jacobs were eligible to receive a maximum payout in February 2021 of their 2020 incentive opportunities, aggregating to approximately $7.4 million, under the 2015 MIP based on achievement of the financial performance goal, subject to reduction for individual performance.

At its meeting on February 23, 2021, the Compensation Committee evaluated Alleghany's overall corporate performance and the individual performance of each of the Named Executive Officers and determined to make payouts to them of their 2020 annual incentive opportunities at target, compared with payouts at maximum to each of them in respect of their 2019 annual incentive opportunities. In this regard, the Compensation Committee felt that payouts at the target level for 2020 recognized the extraordinary efforts of the Named Executive Officers in navigating the challenges of the COVID-19 pandemic and the achievement by each Named Executive Officer of all of his or her individual objectives, while at the same time reflecting the impact of the COVID-19 pandemic on Alleghany's 2020 financial performance and stockholder value.

## Long-Term Equity-Based Incentive Compensation

**2020 Long-Term Incentive Awards Structure**

After reviewing and discussing analyses at its January 2020 meeting, the Compensation Committee determined that Alleghany's long-term incentive program was generally well-structured and suited to support the strategic objective of growing common stockholders' equity per share 7-10% over the long-term without taking imprudent risks. Executive awards in 2020 were made primarily in the form of performance shares. For 2020, the Compensation Committee also continued the practice it began in 2019 (outstanding performance share awards were not adjusted) that performance share award periods would be staggered such that 25% will be paid out based on a three-year performance period (January 1, 2020 to December 31, 2022); 50% will be paid out based on a four-year performance period (January 1, 2020 to December 31, 2023) and 25% will be paid out based on a five-year performance period (January 1, 2020 to December 31, 2024).

| Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|
| January 1, 2020 − December 31, 2022 | | | **3-year** performance period<br>**25%** payout | |
| January 1, 2020 − December 31, 2023 | | | | **4-year** performance period<br>**50%** payout |
| January 1, 2020 − December 31, 2024 | | | | **5-year** performance period<br>**25%** payout |

However, for long-term incentive awards made in January 2020, the Compensation Committee determined to make the following changes:

- Recognizing greater uncertainty and potential variability of results in the current interest rate and (re)insurance market environments while desiring to maintain relevant metrics by which to incent performance, the Compensation Committee determined to widen the range of performance required to achieve threshold and maximum payouts for 2020 long-term incentive awards to 4% (threshold) and 10% (maximum) from 5% (threshold) and 9% (maximum).

- The Compensation Committee determined to reduce the target grant value of (i) Mr. Hicks's 2020 performance share award to 300% of salary from 460% of salary and (ii) Mr. Brandon's 2020 performance share award to 200% of salary from 300%; resulting in an approximate 30% reduction in their target long-term incentive values compared with 2019 for delivering the same level of targeted growth in book value per share.

- The Compensation Committee determined to adjust the maximum payout maximum to 200% from 150%, noting (i) the increase in the performance share payout hurdle to 10% in order to achieve maximum payout, and (ii) that the maximum payout to Mr. Hicks and Mr. Brandon at the new levels would be less than under the 2019 compensation program due to the reduction in the target grant date value of their long-term incentive awards.

- In light of the above changes, Mr. Hicks's and Mr. Brandon's long-term incentive opportunities were denominated 100% in the form of performance shares. For the other Named Executive Officers, long-term incentive opportunities were divided equally between performance shares and restricted stock units.

## 2020 Long-Term Incentive Award Opportunities

For 2020 awards under the 2017 LTIP, the Compensation Committee based the number of performance shares and restricted stock units awarded to each Named Executive Officer upon a percentage of such officer's 2020 salary (as determined by the Compensation Committee) divided by the average closing price of common stock for the 30-day period prior to the mailing of material for the meeting of the Compensation Committee at which such awards were made. Such percentages of 2020 salary were as follows:

| Name | 2020 Salary | Total Award as % of Salary | Total Award[1] ($) | Performance Share Award ($) | RSU Award ($) |
|---|---|---|---|---|---|
| W.M. Hicks | $ 1,125,000 | 300% | $ 3,375,000 | $ 3,375,000 | $ N/A |
| J.P. Brandon | 940,000 | 200% | 1,880,000 | 1,880,000 | N/A |
| C.K. Dalrymple | 750,000 | 150% | 1,125,000 | 562,500 | 562,500 |
| K.J. Jacobs | 600,000 | 150% | 900,000 | 450,000 | 450,000 |
| J.F. Shannon | 400,000 | 150% | 600,000 | 300,000 | 300,000 |

[1] Due to the rules for how the grant date fair value of long-term incentive awards must be calculated for accounting purposes, the "Stock Awards" column of the Summary Compensation Table on page 54 may not reflect the same values as described above.

The differing target awards as a percentage of salary reflect the Compensation Committee's determinations of appropriate levels and mix of compensation components, taking into account varying levels of responsibility, internal comparability, the implicit impact of the various Named Executive Officers on the accomplishment of Alleghany's financial, strategic and operational objectives and competitive considerations. With respect to Mr. Hicks in particular, his 2020 award reflected the Compensation Committee's determination to continue to tie Mr. Hicks's compensation closely to Alleghany's financial performance and its views of the challenge of meeting the financial performance goals for the applicable award periods in light of the current interest rate and (re)insurance market environments. For 2020 awards under the 2017 LTIP, the Compensation Committee determined to reduce the target grant value of Mr. Hicks's 2020 performance share award to 300% of salary from 460% of salary and Mr. Brandon's 2020 performance share award to 200% of salary from 300% in light of the adjustment to the maximum payout maximum to 200% from 150%. The target grant value of Mr. Dalrymple's 2020 long-term incentive awards, expressed as a percentage of salary, was the same as those set forth above for 2019. Ms. Jacobs' and Mr. Shannon's opportunities were increased, from 100% to 150% and from 60% to 150% percent, respectively, in connection with each of their promotions and the Compensation Committee's consideration of internal comparability factors. In light of these 2020 adjustments, the Compensation Committee determined not to increase target award opportunities for 2021 so that each Named Executive Officer's target long-term incentive awards as a percentage of salary remained the same.

### Performance Shares

In making performance share awards for 2020, the potential payout for which would be staggered over the 2020-2022, 2020-2023 and 2020-2024 performance periods, the Compensation Committee considered:

• Alleghany's financial objective in the current economic environment of growing common stockholders' equity per share at rates of 7-10% over the long term without employing excessive amounts of financial leverage or taking imprudent risks;

• the prevailing financial and economic conditions and uncertainties;

• the alignment of performance goals with Alleghany's near-term strategy, with a particular emphasis on maintaining Alleghany's financial strength;

• its desire to set performance goals at levels high enough to encourage strong performance but still reasonably attainable to avoid encouraging the use of excessive financial leverage or taking of imprudent risks; and

• the current 10-year U.S. Treasury rates and equity risk premiums adjusted for Alleghany's estimated stock volatility relative to the market.


% Payout of value of one share of common stock on payout date
200%
100%
50%
4%
7%
10%
Average Annual Compound Growth in Book Value Per Share*

* As defined by the Compensation Committee pursuant to the 2017 LTIP

The Compensation Committee believed that the above payout thresholds would continue to be challenging to meet, particularly in light of slow economic growth, a prolonged period of very low interest rates when a significant portion of Alleghany's (re) insurance subsidiary investment assets are required to be held in high-quality fixed income securities, relatively high current valuations in equity markets and the imperative to maintain underwriting discipline, even if it means shrinking top-line growth, in the continuing extremely competitive reinsurance and insurance markets due to an abundance of both traditional and new alternative underwriting capacity.

#### Restricted Stock Units

With respect to restricted stock units awarded to the Named Executive Officers, such awards will cliff-vest four years from date of grant, assuming continued employment by the applicable Named Executive Officer through the vesting date.

## Other Compensation

### Perquisites

Our general practice is to not provide perquisites or other personal benefits to our Named Executive Officers. In 2020, no Named Executive Officer received more than $10,000 in perquisites or other personal benefits.

### Deferred Compensation Plan

We credit an amount equal to 15% of a Named Executive Officer's base salary to the Deferred Compensation Plan each year. Entitlement to this savings benefit is not based on performance. As it is our intention that a significant portion of compensation for our Named Executive Officers be contingent on performance objectives, the savings benefit offered by the Deferred Compensation Plan provides a stable component of total compensation. In addition, the Deferred Compensation Plan permits our Named Executive Officers to elect to defer the receipt, and thus the taxation, of all or part of their base salary and their annual cash bonus. A participant may choose to have savings benefit credit amounts and deferred salary and bonus amounts either credited with interest, treated as though invested in our common stock or increased or decreased by an amount proportionate to the growth or decline in our stockholders' equity per share.

### Retirement Plan

Prior to its termination in December 2019, retirement benefits for certain of our Named Executive Officers were provided under the Retirement Plan. The Retirement Plan had been frozen since December 2013 and thus was closed to new participants and no additional benefits for existing participants accrued after such date. On December 17, 2019, the Board irrevocably approved the termination of the Retirement Plan, effective as of December 24, 2019, or the "Termination Date."

# Compensation Committee Process

## Compensation Determination Timetable

General Setting of Salary and Incentive Awards

Salary adjustments for the coming year and new incentive awards are generally made annually by the Compensation Committee at its regularly scheduled January meeting or meetings. At its meeting in January 2020, the Compensation Committee determined 2020 salaries, 2020 annual incentive award opportunities and 2020 long-term incentive awards for all of the Named Executive Officers. This meeting followed the January 2020 Board meeting, at which the Board reviewed and discussed:

- an evaluation of preliminary 2019 financial results for Alleghany;
- an evaluation of Mr. Hicks's 2019 performance and priorities for 2020;
- a report by Mr. Hicks on management succession and development throughout Alleghany;
- the recommendation of Mr. Hicks regarding the individual performance of each Named Executive Officer; and
- Alleghany's projections and plan for 2020 through 2022.

Setting of Mr. Hicks's 2020 Compensation

In determining Mr. Hicks's 2020 compensation, the Compensation Committee at its January 2020 meeting reviewed Mr. Hicks's 2019 performance and 2020 priorities, as well as all components of Mr. Hicks's 2019 compensation, including annual salary, annual cash incentive compensation in respect of 2019, outstanding performance share awards, values of previous awards of restricted stock and benefits under Alleghany's Deferred Compensation Plan, Alleghany's medical, long-term disability and other employee welfare plans and the freezing of the Retirement Plan at year-end 2013. After this review and the Compensation Committee's consideration of input from its compensation consultant, the Committee determined to (i) increase Mr. Hicks's 2020 salary by approximately 4% to $1,125,000 from $1,075,000, (ii) maintain his target annual incentive opportunity at 200% of salary and (iii) lower his total target long-term incentive opportunity to 300% of salary from 460% of salary, with 100% of such total award denominated in performance shares compared with 75% in 2019. These determinations reflected the Compensation Committee's consideration of internal comparability factors, its assessment of Mr. Hicks's superior performance over a long-term period and its emphasis on tying increases in Mr. Hicks's compensation substantially to performance-based components.

Payouts of Awards in Respect of 2020 Performance

The Compensation Committee generally determines the payout of awards for prior performance periods at a meeting in late February, upon the completion of the year-end audit of prior year financial statements. With respect to 2020, the Compensation Committee determined payouts to the Named Executive Officers, including Mr. Hicks, of 2020 annual incentive awards and 2017-2020 long-term incentive awards at its February 23, 2021 meeting. Annual incentive payout determinations were based on Board and Compensation Committee discussions and determinations regarding Alleghany's financial performance for 2020 and applicable award periods, an evaluation of Mr. Hicks's 2020 performance and the recommendation of Mr. Hicks regarding the individual performance of the other Named Executive Officers. With respect to the 2017-2020 long-term incentive awards, payouts were made at approximately 83% of target, reflecting that the compound growth in Book Value Per Share (as defined by the Compensation Committee pursuant to the 2017 LTIP) was 6.3%.

## Peer Group

As part of its review of the Company's executive compensation program, the Compensation Committee has been advised by its compensation consultant as to a peer group of companies that might compete with us for executive talent to be used for market comparison purposes. Although we do not seek to set our executive compensation primarily based on any benchmarks or peer group, we believe that information regarding pay levels and practices at other companies is nevertheless useful in two respects.

First, we recognize that our compensation levels and practices must be competitive in the marketplace. Second, independent marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. In this regard, in considering compensation for the Named Executive Officers, the Compensation Committee considered comparative market data from the following peer companies:

| | | |
|---|---|---|
| Arch Capital Group Ltd. | The Hanover Insurance Group, Inc. | RenaissanceRe Holdings Ltd. |
| Axis Capital Holdings Limited | The Hartford Financial Services Group, Inc. | White Mountains Insurance Group, Ltd. |
| Cincinnati Financial Corporation | Markel Corporation | W.R. Berkley Corporation |
| CNA Financial Corporation | Old Republic International Corporation | |
| Everest Re Group, Ltd. | Reinsurance Group of America, Inc. | |

This peer group was developed to reflect publicly traded companies that generally as a group (i) approximate our scope of business and that of our subsidiaries, including revenue and market capitalization, (ii) are similar to us in the importance to their business of capital allocation, investments and risk management, (iii) compete with us for a comparable pool of executive talent and (iv) reflect our global presence. The peer companies identified by Semler Brossy Consulting Group, LLC, or "Semler Brossy," in 2020 were the same companies used by Semler Brossy in 2019.

## Compensation Committee Advisors and Services

The Compensation Committee retained Semler Brossy as a compensation consultant commencing in June 2018 to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of Alleghany executive compensation, executive compensation program design matters, market trends and technical considerations. In 2020, the Compensation Committee reviewed and assessed Semler Brossy's independence as a firm and the individuals providing advice to the Compensation Committee and determined that the firm and the relevant individual advisors continued to be independent.

The nature and scope of services that Semler Brossy provides to the Compensation Committee include the following: competitive market compensation analyses; assistance with the redesign of any director or management compensation or benefit programs as necessary or requested; assistance with respect to analyzing the impact of regulatory and/or accounting developments on our compensation plans and programs and preparation for and attendance at selected Compensation Committee meetings. Semler Brossy is also available to advise the Compensation Committee and management on various executive compensation matters involving our operating subsidiaries. The Chair of the Compensation Committee reviews and approves all services provided by Semler Brossy and fees to be paid by Alleghany to Semler Brossy.

## Advisory Vote on Executive Compensation

Consistent with the Board's recommendation and the non-binding stockholder vote at the 2017 Annual Meeting of Stockholders, Alleghany holds a stockholder advisory vote on executive compensation, commonly referred to as "say-on-pay," every year. The Compensation Committee monitors the results of Alleghany's "say-on-pay" proposal and related stockholder feedback when evaluating the effectiveness of Alleghany's compensation policies and disclosures, particularly in the event of a negative vote or significant change in the percentage of favorable votes with regard to such proposal. Alleghany also actively engages with its significant stockholders to gauge their opinions on a range of topics, including executive compensation. We view this as an important opportunity to develop broader relationships with key investors over the long term and to engage in open dialogue on compensation and governance related issues.

At our Annual Meeting of Stockholders in May 2020, we received strong support for our executive compensation program, with approximately 90% stockholder approval of our say-on-pay proposal. When setting compensation for 2020, the Compensation Committee considered both the level of voting support from our stockholders on our say-on-pay vote, as well as stockholder feedback and Semler Brossy's observations when evaluating our executive compensation plans and determined that no material changes to the Alleghany's executive compensation program were warranted. The Compensation Committee will continue to review the design of the executive compensation program in light of future "say-on-pay" votes, developments in executive compensation and Alleghany's pay-for-performance philosophy to ensure that the executive compensation program continues to serve the best interests of Alleghany and its stockholders.

# Other Items

## Financial Statement Restatements

It is our Board's policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive negative adjustments to any cash or equity-based incentive compensation awarded or paid to any of our officers where the award or payment was predicated upon the achievement of performance goals that were subsequently restated or otherwise adjusted in a manner that would reduce the size of any such award or payment. In this regard, the Compensation Committee is authorized to have Alleghany seek to recover any amount the Compensation Committee determines was inappropriately received by any officer.

## Hedging and Pledging Policies

We maintain a policy on insider trading and compliance that prohibits our officers from directly or indirectly purchasing or using financial instruments that are designed to hedge or offset any decrease in the market value of Alleghany securities they own. In addition, under such policy, officers are prohibited from pledging Alleghany securities as collateral.

## Executive Officer Stock Ownership Guidelines

We expect our executive officers to achieve ownership of our common stock having an aggregate value (based upon the higher of market value or book value) equal to a multiple of base salary, as follows: for our President and Chief Executive Officer, the multiple is five times base salary; for our Executive Vice President, the multiple is four times base salary; for our Senior Vice Presidents, the multiple is three times base salary and for our Vice Presidents, the multiple is one times base salary. We expect our executive officers to retain 75% of the shares of common stock (net of taxes) paid out to them under our long-term incentive plans until they achieve their applicable ownership levels, and they are expected to maintain such levels thereafter. Messrs. Hicks, Brandon and Dalrymple have achieved their stock ownership levels and Ms. Jacobs and Mr. Shannon are in the process of achieving their increased ownership level requirement following their promotions from Vice Presidents to Senior Vice Presidents in 2019 and 2020, respectively.

## Tax Considerations

The Tax Cuts and Jobs Act of 2017, or the "TCJA," substantially modified Section 162(m) of Internal Revenue Code of 1986, as amended, or the "Code," and, among other things, eliminated the performance-based exception to the $1 million deduction limit effective as of January 1, 2018. As a result, beginning in 2018, compensation paid to the Named Executive Officers in excess of $1 million will generally be nondeductible, regardless of whether it is performance-based. In addition, beginning in 2018, the executive officers subject to Section 162(m), or the "Covered Employees," include any individual who served as the Chief Executive Officer or Chief Financial Officer at any time during the taxable year and the three other most highly compensated officers (other than the Chief Executive Officer and Chief Financial Officer) for the taxable year, and once an individual becomes a Covered Employee for any taxable year beginning after December 31, 2016, that individual will remain a Covered Employee for all future years, including following any termination of employment.

The TCJA includes a transition rule under which the changes to Section 162(m) described above will not apply to compensation payable pursuant to a written binding contract that was in effect on November 2, 2017 and is not materially modified after that date. To the extent applicable to existing contracts and awards, the Compensation Committee may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing contracts and awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. Moreover, to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the Company, the Compensation Committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the Compensation Committee determines that doing so is in the best interests of Alleghany.

# Compensation Committee Report

The Compensation Committee has met to review and discuss with Alleghany's management the specific disclosure contained under the heading "Compensation Discussion and Analysis" beginning on page 33. Based on its review and discussions with management regarding such disclosure, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Alleghany's Annual Report on Form 10-K for the year ended December 31, 2020.

**RAYMOND L.M. WONG**
**IAN H. CHIPPENDALE**
**PHILLIP M. MARTINEAU**
**LAUREN M. TYLER**

Compensation Committee of the Board of Directors

# Executive Compensation Tables

The information under this heading relates to the compensation of our Named Executive Officers during 2020, 2019 and 2018.

## Summary Compensation Table

| Name and Principal Position | Year | Salary | Bonus | Stock Awards[1] | Non-Equity Incentive Plan Compensation | Change in Pension Value and Nonqualified Deferred Compensation Earnings[2] | All Other Compensation[3] | Total |
|---|---|---|---|---|---|---|---|---|
| **Weston M. Hicks** President and Chief Executive Officer | 2020 | $1,125,000 | — | $3,527,754 | $ 2,250,000 | $ 361,625 | $187,393 | $ 7,451,772 |
| | 2019 | 1,075,000 | — | 5,147,194 | 3,225,000 | 4,517,163 | 177,279 | 14,141,636 |
| | 2018 | 1,030,000 | — | 4,909,804 | 2,163,000 | — | 168,529 | 8,271,333 |
| **Joseph P. Brandon** Executive Vice President | 2020 | 940,000 | — | 1,965,237 | 1,253,000 | 29,758 | 152,310 | 4,340,305 |
| | 2019 | 910,000 | — | 2,841,739 | 1,820,000 | 398,871 | 146,814 | 6,117,414 |
| | 2018 | 875,000 | — | 2,912,894 | 1,750,000 | — | 140,858 | 5,678,752 |
| **Christopher K. Dalrymple** Senior Vice President, General Counsel and Secretary | 2020 | 750,000 | — | 1,175,640 | 600,000 | 78,856 | 119,567 | 2,724,063 |
| | 2019 | 720,000 | — | 1,124,100 | 720,000 | 1,550,183 | 114,410 | 4,228,693 |
| | 2018 | 690,000 | — | 1,147,861 | 690,000 | — | 109,719 | 2,637,580 |
| **Kerry J. Jacobs[4]** Senior Vice President and Chief Financial Officer *(effective July 1, 2019)* | 2020 | 600,000 | | 940,512 | 480,000 | — | 93,490 | 2,114,002 |
| | 2019 | 450,000[5] | | 513,808 | 370,000 | — | 70,418 | 1,404,226 |
| **John F. Shannon[6]** Senior Vice President and Chief Investment Officer *(effective January 22, 2020)* | 2020 | 400,000 | | 627,008 | 320,000 | — | 62,716 | 1,409,724 |

[1] Represents performance shares and restricted stock units awarded in each of fiscal years 2020, 2019 and 2018. In accordance with stock-based accounting rules (FASB ACS 718), the amounts (including adjustments for dividends credited to such awards) reflect the aggregate grant date fair value of such awards, excluding the effect of estimated forfeitures. For information on the assumptions used in the calculation of these amounts, see Note 14 to our consolidated financial statements for the fiscal year ended December 31, 2020 contained in the Form 10-K. The amounts included in this column for the performance share awards are calculated based on the probable satisfaction of the performance conditions for such awards and reflect the value of the performance share awards at the target grant value level. Assuming payouts at maximum, the value of these performance share awards on the grant date would be as follows:

| Name | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Mr. Hicks** | $7,055,508 | $5,790,354 | $7,364,706 |
| **Mr. Brandon** | 3,930,473 | 3,196,718 | 4,369,341 |
| **Mr. Dalrymple** | 1,175,640 | 1,124,100 | 1,147,861 |
| **Ms. Jacobs** | 940,512 | 187,032 | — |
| **Mr. Shannon** | 627,008 | — | — |

The grant date fair value of restricted stock units awarded to our Named Executive Officers under the 2012 LTIP and 2017 LTIP is as follows:

| Name | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Mr. Hicks** | $ — | 1,286,957 | — |
| **Mr. Brandon** | — | 710,594 | — |
| **Mr. Dalrymple** | 587,820 | 374,700 | 382,620 |
| **Ms. Jacobs** | 470,256 | 389,120 | — |
| **Mr. Shannon** | 313,504 | — | — |

For information on the valuation assumptions used in all of the computations set forth in this column and footnote, see Note 14 to our consolidated financial statements included in the Form 10-K.

(2)  The amounts in this column reflect the change in the actuarial value of pension benefits during 2020, 2019 and 2018 for Messrs. Hicks, Brandon and Dalrymple. For Ms. Jacobs and Mr. Shannon, reflects that neither was a participant in the Retirement Plan. The changes in pension value for 2020 reflect the difference between the present value of a participant's pension benefit at the time of the termination of the Retirement Plan in December 2019 and the actual value of the participant's pension benefit at the time of payout in December 2020. No interest or other earnings were credited to Mr. Hicks's, Mr. Brandon's or Mr. Dalrymple's pension amounts for the period commencing on the December 2019 termination date. In 2019, the changes in pension value primarily reflect the impact of the termination of the Retirement Plan in December 2019. The actual change in pension value in 2018 was negative for Messrs. Hicks, Brandon and Dalrymple. However, SEC regulations do not allow for inclusion of negative pension amounts in the Summary Compensation Table.

(3)  All Other Compensation amounts for 2020 reflect the following items:

| Name | Life Insurance and Long-Term Disability[a] | Tax Reimbursement[b] | Savings Benefit[c] | Total |
|---|---|---|---|---|
| **Weston M. Hicks** | $9,115 | $9,840 | $168,438 | $187,393 |
| **Joseph P. Brandon** | 5,221 | 6,276 | 140,813 | 152,310 |
| **Christopher K. Dalrymple** | 3,294 | 3,960 | 112,313 | 119,567 |
| **Kerry J. Jacobs** | 1,979 | 2,136 | 89,376 | 93,491 |
| **John F. Shannon** | 1,517 | 1,824 | 59,375 | 62,716 |

(a)  Amounts represent the dollar value of the insurance premiums paid by Alleghany for the benefit of such individuals for life insurance and long-term disability insurance maintained by Alleghany on their behalf in 2020. These life insurance policies provide a death benefit to each such officer if he or she is an employee at the time of his or her death equal to four times the amount of his or her annual salary at January 1 of the year of his or her death. These long-term disability insurance policies provide disability insurance coverage to each such officer in the event he or she becomes disabled (as defined in such policies) during his or her employment with Alleghany.

(b)  Amounts represent the reimbursement of taxes, and the reimbursement itself, on income imputed to such individuals pursuant to Alleghany's life insurance and long-term disability policies as described above in 2020.

(c)  Reflects savings benefit amounts credited by Alleghany pursuant to the Deferred Compensation Plan in 2020. The method for calculating earnings on the savings benefit amounts under the Deferred Compensation Plan is set forth on pages 58 and 59 in the narrative accompanying the Nonqualified Deferred Compensation table.

(4)  Ms. Jacobs became a NEO upon being named Senior Vice President and Chief Financial Officer of Alleghany effective July 1, 2019. The amounts included in this table for 2019 include compensation to her as Vice President – Finance prior to her promotion.

(5)  Ms. Jacobs' 2019 annual salary increased from $400,000 to $500,000 effective July 1, 2019.

(6)  Mr. Shannon became a NEO upon being named Senior Vice President and Chief Investment Officer of Alleghany effective January 22, 2020.

## Grants of Plan-Based Awards in 2020

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units(#) | Grant Date Fair Value of Stock Awards ($)[3] |
|---|---|---|---|---|---|---|---|---|---|
| | | | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **Weston M. Hicks** | 1/21/20 | 1/21/20 | $2,250,000 | $3,375,000 | 2,178 | 4,357 | 8,714 | — | $3,527,754 |
| **Joseph P. Brandon** | 1/21/20 | 1/21/20 | 1,253,000 | 1,880,000 | 1,214 | 2,427 | 4,854 | — | 1,965,237 |
| **Christopher K. Dalrymple** | 1/21/20 | 1/21/20 | 600,000 | 900,000 | 363 | 726 | 1,452 | 726 | 1,175,640 |
| **Kerry J. Jacobs** | 1/21/20 | 1/21/20 | 480,000 | 720,000 | 290 | 581 | 1,162 | 581 | 940,512 |
| **John F. Shannon** | 1/21/20 | 1/21/20 | 320,000 | 480,000 | 194 | 387 | 774 | 387 | 627,008 |

(1)  Reflects awards under the 2015 MIP. For Messrs. Hicks, Brandon, Dalrymple and Shannon and Ms. Jacobs, target and maximum amounts reflect the range of awards that each such Named Executive Officer could have earned based upon Alleghany achieving a specified financial performance objective, subject to reduction in respect of Alleghany performance and/or individual performance. These amounts are subject to decrease (but not increase) at the discretion of the Compensation Committee based upon its evaluation of Alleghany's overall financial and operational performance and their individual performance.

(2) With respect to the January 21, 2020 awards, reflects the gross number of shares of common stock payable in connection with awards of performance shares for the applicable three, four and five-year award periods granted under the 2017 LTIP. Threshold amounts reflect estimated future payout of performance shares if average annual compound growth in Book Value Per Share (as defined by the Compensation Committee pursuant to the 2017 LTIP) equals 4% in the applicable award period; target amounts reflect estimated future payout of performance shares if average annual compound growth in Book Value Per Share equals 7% in the applicable award period and maximum amounts reflect estimated future payout of performance shares if average annual compound growth in Book Value Per Share equals or exceeds 10% in the applicable award period. If average annual compound growth in Book Value Per Share is less than 4% in the applicable award period, none of these performance shares would be payable.

(3) Reflects the grant date fair value of (i) Alleghany performance share awards for the three-, four- and five-year award periods under the 2017 LTIP for the Named Executive Officer, computed in accordance with ASC 718 including adjustments for dividends credited to such awards, assuming payouts at target, and (ii) Alleghany restricted stock units.

## Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

### Employment Agreement with Weston M. Hicks

On October 7, 2002, Alleghany and Mr. Hicks entered into an employment agreement pursuant to which Mr. Hicks agreed to serve as Executive Vice President of Alleghany. Pursuant to the terms of this employment agreement, Mr. Hicks's salary is to be reviewed annually. In addition, if Mr. Hicks's employment is terminated by Alleghany other than for "Cause" or other than in the case of his "Total Disability," Alleghany will continue to pay his base salary in accordance with Alleghany's regular payroll practices after such termination until such payments aggregate $1,000,000 on a gross basis. "Cause" is defined as conviction of a felony; willful failure to implement reasonable directives of the Chair or the Board after written notice, which failure is not corrected within ten days following notice thereof; or gross misconduct in connection with the performance of any of Mr. Hicks's duties. "Total Disability" is defined as Mr. Hicks's inability to discharge his duties due to physical or mental illness or accident for one or more periods totaling six months during any consecutive twelve-month period. The employment agreement was the result of an arm's-length negotiation between the Executive Committee of the Board and Mr. Hicks and was approved by the Compensation Committee and the Board. The Executive Committee determined that such provisions were appropriate and helpful in recruiting Mr. Hicks, and the Compensation Committee and the Board approved such determination.

### Employment Agreement with Joseph P. Brandon

On November 20, 2011, Alleghany and Mr. Brandon entered into an employment agreement which became effective on March 6, 2012 upon the closing of the TransRe acquisition, under which Mr. Brandon agreed to serve as Executive Vice President of Alleghany. Pursuant to the terms of this employment agreement:

• Mr. Brandon's salary is to be reviewed annually for increases but shall not be decreased.

• If Mr. Brandon's employment is terminated by Alleghany other than for "Cause" or other than in the case of his "Total Disability," Alleghany will continue to pay his base salary in accordance with Alleghany's regular payroll practices after such termination until such payments aggregate $1,000,000 on a gross basis. "Cause" is defined as conviction of a felony; willful failure to implement reasonable directives of Alleghany's Chief Executive Officer after written notice, which failure is not corrected within ten days following notice thereof; or willful gross misconduct in connection with the performance of any of Mr. Brandon's duties. "Total Disability" is defined as Mr. Brandon's inability to discharge his duties due to physical or mental illness or accident for one or more periods totaling six months during any consecutive twelve-month period.

• Mr. Brandon and Alleghany entered into a restricted stock unit matching grant agreement dated as of March 6, 2012, whereby Mr. Brandon was to receive a restricted stock unit matching grant under the 2007 LTIP of one restricted stock unit for every share of common stock Mr. Brandon purchased or received pursuant to stock dividends on those purchased share on or before September 3, 2012 up to a maximum of $5.0 million worth of common stock.

The employment agreement was the result of an arm's-length negotiation between the Board and Mr. Brandon and was approved by the Compensation Committee and the Board. The Board determined that such provisions were appropriate and helpful in recruiting Mr. Brandon and completing the TransRe acquisition.

# Outstanding Equity Awards at 2020 Fiscal Year-End

| Name | Stock Awards | | | |
|---|---|---|---|---|
| | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| **Weston M. Hicks** | — | $ — | 7,737[1] | $ 4,659,154 |
| | — | — | 8,242[2] | 4,963,256 |
| | 2,083[5] | 1,254,388 | 6,248[3] | 3,762,543 |
| | — | — | 4,357[4] | 2,623,487 |
| **Joseph P. Brandon** | — | — | 4,384[1] | 2,639,762 |
| | — | — | 4,652[2] | 2,801,045 |
| | 1,150[5] | 692,611 | 3,450[3] | 2,077,212 |
| | — | — | 2,427[4] | 1,461,489 |
| **Christopher K. Dalrymple** | 575[6] | 346,508 | 1,152[1] | 693,646 |
| | 611[7] | 367,929 | 1,222[2] | 735,857 |
| | 607[5] | 365,217 | 1,213[3] | 730,434 |
| | 726[8] | 437,145 | 726[4] | 437,145 |
| **Kerry J. Jacobs** | 175[6] | 105,212 | 175[1] | 105,212 |
| | 199[7] | 119,703 | 199[2] | 119,703 |
| | 202[5] | 121,532 | 202[3] | 121,532 |
| | 384[9] | 231,284 | 581[4] | 349,716 |
| | 581[8] | 349,716 | — | — |
| **John F. Shannon** | 97[6] | 58,590 | 97[1] | 58,286 |
| | 130[7] | 78,122 | 130[2] | 78,122 |
| | 151[5] | 91,149 | 151[3] | 91,149 |
| | 387[8] | 233,144 | 387[4] | 2,331,411 |

[1] Performance Shares granted under the 2012 LTIP, calculated at target payout, which vest after completion of the award period ending December 31, 2020.

[2] Performance Shares granted under the 2012 LTIP, calculated at target payout, which vest after completion of the award period ending December 31, 2021.

[3] Performance Shares granted under the 2017 LTIP, calculated at target payout, which vest after completion of the award period ending December 31, (i) 2021 with respect to 25% of such award, (ii) December 31, 2022 with respect to 50% of such award and (iii) December 31, 2023 with respect to 25% of such award.

[4] Performance Shares granted under the 2017 LTIP, calculated at target payout, which vest after completion of the award period ending December 31, (i) 2022 with respect to 25% of such award, (ii) December 31, 2023 with respect to 50% of such award and (iii) December 31, 2024 with respect to 25% of such award.

[5] Restricted stock unit award granted under the 2017 LTIP which cliff vests on January 15, 2023, the fourth anniversary of the date of grant.

[6] Restricted stock unit award granted under the 2012 LTIP which cliff vests on January 17, 2021, the fourth anniversary of the date of grant.

[7] Restricted stock unit award granted under the 2017 LTIP which cliff vests on January 26, 2022, the fourth anniversary of the date of grant.

[8] Restricted stock unit award granted under the 2017 LTIP which cliff vests on January 15, 2024, the fourth anniversary of the date of grant.

[9] Restricted stock unit award granted under the 2017 LTIP which cliff vests on July 1, 2023, the fourth anniversary of the date of grant.

## 2020 Stock Vested

| Name | Stock Awards[1] | |
| --- | --- | --- |
| | Number of Shares Acquired on Vesting | Dollar Value Realized on Vesting |
| Weston M. Hicks | 7,766 | $ 6,050,467 |
| Joseph P. Brandon | 4,805 | 3,743,326 |
| Christopher K. Dalrymple | 1,953 | 1,544,035 |
| Kerry J. Jacobs | 366 | 291,246 |
| John F. Shannon | 116 | 91,314 |

[1] Includes the gross amount of performance shares which vested upon certification of performance by the Compensation Committee in February 2020 with respect to the award period ending December 31, 2019. Payouts of such performance shares were made at 91.3075% of target. The gross number of performance shares vested, and the form of payment, were as follows: Mr. Hicks, 7,766 shares with a dollar value of $6,050,467 paid in cash; Mr. Brandon, 4,805 shares with a dollar value of $3,743,326 paid in cash; Mr. Dalrymple, 1,262 shares with a dollar value of $982,992 (paid in the form of 63 shares of common stock and $933,909 in cash); Ms. Jacobs, 175 shares with a dollar value of $136,131 (paid in the form of 107 shares of common stock and $52,768 in cash); Mr. Shannon, 53 shares with a dollar value of $41,253 (paid in the form of 34 shares of common stock and $14,764 in cash). For Mr. Dalrymple, Mr. Shannon and Ms. Jacobs also includes the following gross amount of restricted stock units which vested four years from the date of grant: Mr. Dalrymple, 691; Ms. Jacobs, 191; and Mr. Shannon, 63.

## Nonqualified Deferred Compensation

| Name | Executive Contributions in Last Fiscal Year | Registrant Contributions in Last Fiscal Year[1] | Aggregate Earnings in Last Fiscal Year[2] | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last Fiscal Year-End |
| --- | --- | --- | --- | --- | --- |
| Weston M. Hicks | — | $168,438 | $ 59,018 | — | $ 4,662,335 |
| Joseph P. Brandon | — | 140,813 | 43,537 | — | 1,366,163 |
| Christopher K. Dalrymple | — | 112,313 | 64,837 | — | 1,727,653 |
| Kerry J. Jacobs | — | 89,376 | (23,518) | — | 419,725 |
| John F. Shannon | — | 59,375 | (2,215) | — | 142,450 |

[1] Such amounts are included as a component of "All Other Compensation" for 2020 set forth in the Summary Compensation Table on page 54 and discussed in Note (3) to the Summary Compensation Table.

[2] Amounts represent interest earned on amounts credited to savings benefit accounts during 2019. Such amounts are not included in the Summary Compensation Table on page 54 as these amounts are not considered to be above-market interest.

The Deferred Compensation Plan, which was established in January 1982 and amended and restated in December 2014, provides for unfunded deferred compensation arrangements for Alleghany officers and certain other employees. The following descriptions of "Savings Benefit Provisions" and "Compensation Deferral Provisions" of the Deferred Compensation Plan generally apply to amounts that were earned and vested under the Deferred Compensation Plan after December 31, 2004. Amounts earned and vested before January 1, 2005, or the "Pre-409A Benefits," are subject to less stringent requirements concerning the time of payment of benefits under the Deferred Compensation Plan, but the substantive provisions that apply to the Pre-409A Benefits are generally the same as described below.

# Savings Benefit Provisions

All officers, including our Named Executive Officers, are eligible to participate in the Deferred Compensation Plan from the date of election or appointment as an officer of Alleghany through their last day of service as an employee of Alleghany.

Under the Deferred Compensation Plan, each calendar quarter, we credit a book reserve account for each officer who is a participant at any time during such quarter with an amount equal to 3.75% of the officer's base annual salary. This quarterly credit results in an annual credit of 15% of a participant's base annual salary, which we refer to as the "Savings Benefit Credit." Each participant may elect to have those amounts either credited with:

• interest at the prime rate or, the "Prime Rate Alternative;"
• treated as though invested in common stock, or the "Common Stock Alternative;" or
• increased or decreased by an amount proportionate to the growth or decline of Alleghany stockholders' equity per share, or the "Stockholders' Equity Alternative."

In general, payment of these amounts is made or commences on the date elected by the participant, which may not be later than 12 months following termination of employment, either in a lump sum or in installments as elected by the participant. If a participant chooses the Prime Rate Alternative, that interest is computed from the date the Savings Benefit Credit is credited until the date that the amount is distributed to the participant or the date that the participant elects the Common Stock Alternative or the Stockholders' Equity Alternative. The "prime rate" for purposes of the Deferred Compensation Plan means the rate of interest announced by JPMorgan Chase Bank as its prime rate at the close of the last business day of each month, which rate is deemed to remain in effect through the last business day of the next month.

Amounts treated as invested in common stock reflect the investment experience which the account would have had if the amounts had been invested, without commissions or other transaction expenses, and held in whole or fractional shares of common stock during the deferral period. These amounts are adjusted as appropriate to reflect cash and stock dividends, stock splits, and other similar distributions or transactions which, from time to time, occur with respect to common stock. Dividends and other distributions are automatically credited at their cash value or the fair market value of any non-cash dividend or other distribution and are deemed to purchase common stock on the date of payment thereof. Common stock is deemed acquired, and is valued for purposes of payout or transfer, at a price per share equal to the mean between the high and low prices thereof on the applicable date on the NYSE Consolidated Tape. A participant's ability to elect to have his or her Savings Benefit Credit amounts treated as invested (or not invested) in our common stock is subject to compliance with applicable securities laws.

With respect to 2020, Mr. Hicks elected the Common Stock Alternative to apply to his Savings Benefit Credit; Mr. Brandon elected to have the Prime Rate Alternative apply to his Savings Benefit Credit; Mr. Dalrymple elected to have the Stockholders' Equity Alternative apply to 50% of his Savings Benefit Credit and to have the Prime Rate Alternative apply to 50% of his Savings Benefit Credit; Ms. Jacobs elected to have the Common Stock Alternative apply to 75% of her Savings Benefit Credit and to have the Prime Rate Alternative apply to 25% of her Savings Benefit Credit; and Mr. Shannon elected to have the Stockholders' Equity Alternative apply to 70% of his Savings Benefit Credit and to have the Prime Rate Alternative apply to 30% of his Savings Benefit Credit.

# Compensation Deferral Provisions

The Deferred Compensation Plan provides that participants may elect to defer all or part of their base salary and annual incentive compensation each year other than compensation that would be paid in the form of common stock. Thus, currently, no long-term incentive compensation payable pursuant to the 2012 LTIP or 2017 LTIP may be deferred under the Deferred Compensation Plan. Amounts deferred under the Deferred Compensation Plan are credited with interest at the prime rate, unless a participant elects the Common Stock Alternative or the Stockholders' Equity Alternative. A participant's decision to have deferred amounts treated as invested (or not invested) in common stock is also subject to compliance with applicable securities laws.

## Pension Benefits

| Name | Plan Name | Number of Years of Credited Service for Benefit Accrual | Present Value of Accumulated Benefit | Payments During Last Fiscal Year |
|------|-----------|:---:|:---:|---:|
| **Weston M. Hicks** | Alleghany Corporation Retirement Plan | 11 | — | $ 18,442,894 |
| **Joseph P. Brandon** | Alleghany Corporation Retirement Plan | 2 | — | 1,517,673 |
| **Christopher K. Dalrymple** | Alleghany Corporation Retirement Plan | 12 | — | 4,021,646 |
| **Kerry J. Jacobs**[1] | Alleghany Corporation Retirement Plan | — | — | — |
| **John F. Shannon**[1] | Alleghany Corporation Retirement Plan | — | — | — |

[1] Ms. Jacobs commenced employment in March 2014. Mr. Shannon commenced employment in February 2018. As a result, Ms. Jacobs and Mr. Shannon were not designated as participants in the Retirement Plan due to it having been closed to new participants on December 31, 2013.

In connection with the termination of the Retirement Plan, the Retirement Plan was amended to provide that the accrued benefit for each participant who is an active employee would be valued as an actuarial equivalent single cash lump sum benefit assuming each such Retirement Plan participant as of the Termination Date continued employment with the Company until the later of (a) the date he or she would satisfy the applicable requirements for a subsidized early retirement benefit under the Retirement Plan or (b) the Termination Date. Of the nine active employee participants, two participants, including Mr. Hicks, had already satisfied the requirements for a subsidized early retirement benefit under the Retirement Plan as of the Termination Date and thus the present value of their retirement benefits were unchanged by the amendment.

The Board's determination to assume that the other participants, including Mr. Brandon and Mr. Dalrymple, met the requirements for a subsidized early retirement benefit under the Retirement Plan reflected its decision not to penalize participants for the Board's determination to terminate the Retirement Plan, particularly when most participants either (i) had significant length of service with Alleghany, but had not yet met the age requirement or (ii) had met the age requirement but not yet met the length of service requirement. In the case of Mr. Dalrymple and Mr. Brandon, the Board noted that both would have only needed approximately two more years to meet the length of service requirement (with Mr. Dalrymple having 18 years and Mr. Brandon having 8 years of credited service for this purpose) and, in Mr. Dalrymple's case the age requirement as well, to receive the subsidized early retirement benefit. Other participants were even closer to meeting the requirements for a subsidized early retirement benefit. In addition, the Board did not want to penalize participants who are receiving lump sums earlier than their actual termination date since lump sums, in general, increase as participants age due to the time value of money. Finally, the Board also noted that participants other than Mr. Hicks and the other participant who had satisfied the criteria could have, prior to the Termination Date, changed their current elections regarding benefits under the Retirement Plan to increase the value of their respective lump sum payouts. By assuming that Mr. Brandon and Mr. Dalrymple continue employment with the Company until April 1, 2022 and December 26, 2022, respectively, the dates each would satisfy the requirements for a subsidized early retirement benefit, the present value of the retirement benefit at the Termination Date that (i) Mr. Brandon would have otherwise received under the Retirement Plan increased by approximately $182,000 to approximately $1.5 million, and (ii) Mr. Dalrymple would have otherwise received under the Retirement Plan increased by approximately $1.7 million to approximately $4.0 million.

As a result of the termination of the Retirement Plan, participants received lump sum payment of their accumulated benefits in December 2020. The accumulated benefits determined above were credited with interest or other earnings for the period commencing on the Termination Date and ending on the date such lump sum payments are made.

The costs and charges associated with terminating the Plan, including the lump-sum payments to participants, are non-recurring.

# Payments Upon Termination of Employment

The table below provides information regarding the amounts that Messrs. Hicks, Brandon, Dalrymple and Shannon and Ms. Jacobs would be eligible to receive upon any termination of employment by Alleghany other than for "Cause," if such termination of employment occurred on December 31, 2020:

| Name | Severance under Employment Agreement[1] | Acceleration of Payment of Awards under LTIP[2] | Acceleration of Payment of Awards under 2015 MIP[3] | Deferred Compensation Plan[4] | Total |
|---|---|---|---|---|---|
| **Weston M. Hicks** | $1,000,000 | $10,046,025 | $ 2,250,000 | $ 4,662,335 | $ 17,958,360 |
| **Joseph P. Brandon** | 1,000,000 | 5,638,782 | 1,253,000 | 1,366,163 | 9,257,945 |
| **Christopher K. Dalrymple** | — | 1,634,404 | 600,000 | 1,727,653 | 3,962,057 |
| **Kerry J. Jacobs** | — | 312,826 | 480,000 | 419,725 | 1,212,551 |
| **John F. Shannon** | — | 205,618 | 320,000 | 142,450 | 668,068 |

[1] These amounts would be paid by Alleghany upon termination other than for Cause, death or Total Disability (as such terms are defined in the respective employment agreements) in the form of continued payments of base salary in accordance with our normal payroll and procedures.

[2] Reflects payment on a pro rata basis of all outstanding performance share awards under the 2012 and 2017 LTIPs, including amounts paid in February 2021 for the award period ending December 31, 2020.

[3] Reflects annual incentive earned in respect of 2020 under the 2015 MIP. These amounts, earned in respect of 2020 performance, were paid to the Named Executive Officers in February 2021 as reported in the Summary Compensation Table on page 54 and as described on pages 43 through 47.

[4] Reflects the aggregate vested account balance at December 31, 2020 of each Named Executive Officer's savings benefit (consisting of Alleghany contributions and interest earned thereon) under the Deferred Compensation Plan.

Certain of our Named Executive Officers would be entitled to payments in the event of the termination of their employment. These payments, other than those that do not discriminate in scope, terms or operation in favor of the Named Executive Officers and that are generally available to all salaried employees, are described below.

Pursuant to their employment agreements with Alleghany, Mr. Hicks and Mr. Brandon would be each entitled to receive continued payments of his base salary until such payments aggregate $1.0 million on a gross basis, payable in accordance with our normal payroll and procedures, following termination of his employment other than for Cause or in the event of his death or Total Disability. The foregoing agreements generally define "Cause" to mean conviction of a felony; willful failure to implement reasonable directives of the Chair or the Board, as well as Alleghany's Chief Executive Officer in Mr. Brandon's case, after written notice, which failure is not corrected within ten days following notice thereof; or gross misconduct in connection with the performance of any of their duties. "Total Disability" in the foregoing agreements generally is defined to mean inability to discharge duties due to physical or mental illness or accident for one or more periods totaling six months during any consecutive twelve-month period.

Other than the foregoing, there are no individual arrangements that would provide payments to our Named Executive Officers upon termination other than for cause or in the event of death or disability. We do not have any arrangements with our Named Executive Officers that would provide for payments upon a change of control of Alleghany or upon a change of control and subsequent termination of employment.

A number of the plans described in this Proxy Statement have provisions that may result in payments upon termination of employment under certain circumstances as described below.

### 2012 LTIP and 2017 LTIP

Awards under our 2012 LTIP and 2017 LTIP provide for the pro rata payment of outstanding performance share awards in the event of the termination of employment by Alleghany without cause prior to the end of the award period. With respect to awards under the 2012 LTIP and 2017 LTIP, the pro rata payment would be based on the elapsed portion of the award period prior to termination and average annual compound growth in Book Value Per Share through the December 31st immediately prior to date of termination, as determined by the Compensation Committee.

### 2015 MIP

Our 2015 MIP also provides that, in the event of a participant's death or disability prior to the end of the award period for an outstanding award, the participant (or in the event of the participant's death, the participant's beneficiary) shall receive such portion of the award, if any, as determined by the Compensation Committee in its sole discretion. If the employment of a participant who has received a qualifying award is otherwise terminated during an award period, the participant shall not be entitled to receive any payment for such award unless the performance goals applicable to such award are achieved and certified by the Compensation Committee, in which case the Compensation Committee, in its sole discretion, may determine that the participant shall be entitled to receive all or any part of the qualifying award that would be payable to the participant upon the achievement of those performance goals. Pursuant to the 2015 MIP, if a participant who has received a non-qualifying award terminates employment for any reason (other than death or disability), the Compensation Committee, in its sole discretion, may determine that the participant is entitled to receive payment of all or any part of the non-qualifying award.

### Retirement Plan and Deferred Compensation Plan

Amounts shown in the Retirement Plan column does not include retiree life insurance death benefit, equal to the annual salary of a participant at the date of retirement, payable to our Named Executive Officers. Our Deferred Compensation Plan also provides for payments of a participant's vested savings benefit in the event of any termination of employment in the form previously elected by a participant subject to the provisions of Section 409A of the Code, as applicable, or if no election has been made, in a lump sum. Termination of employment will not cause an enhanced payment or other benefit to be made under the Deferred Compensation Plan. Information with respect to the Retirement Plan is set forth on page 60, and information with respect to the Deferred Compensation Plan is set forth on pages 58 and 59.

# CEO Pay Ratio

## General

We are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of our chief executive officer. For 2020, our last completed fiscal year:

- the annual total compensation of our median employee of all employees of our company (other than our chief executive officer) was $46,015; and
- the annual total compensation of our chief executive officer was $7,451,772.

In 2020, our median employee was employed by WWSC Holdings LLC, our steel fabrication and erection subsidiary, as a fitter helper in Colfax, North Carolina, with a tenure of 14 months. We reasonably estimate that the ratio of our chief executive officer's annual total compensation to the annual total compensation of our median employee was 162:1. Our pay ratio estimate has been calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions summarized below.

# Process for Identifying our Median Employee

To identify our median employee, we first determined our employee population as of December 31, 2020, or the "Determination Date." We had 10,297 employees, representing all full-time and part-time employees, including our chief executive officer, as of the Determination Date. This number does not include any independent contractors, seasonal/ temporary, or "leased" workers, as permitted by the applicable SEC rules.

Using our payroll records, we then measured the employee population's taxable income for the period beginning on January 1, 2020 and ending on December 31, 2020. We did not annualize the compensation for employees or make any full-time equivalent adjustments. For our employees who were paid in currency other than U.S. dollars, these amounts were converted into U.S. dollars at the applicable exchange rate for 2020.

Once we identified our median employee, we then determined that employee's total compensation, including any perquisites and other benefits, in the same manner that we determine the total compensation of our Named Executive Officers for purposes of the Summary Compensation Table disclosed above. For 2020, the total compensation of our median employee was determined to be $46,015. For 2020, the total compensation of our chief executive officer was $7,451,772. Based on the foregoing, the total compensation amount for our median employee was compared to that of our chief executive officer to determine the pay ratio.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

# Audit Matters

## 3 Ratification of Selection of Independent Registered Public Accounting Firm for Fiscal 2021

### Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP, or "E&Y," as Alleghany's independent registered public accounting firm for fiscal 2021. Although ratification by stockholders is not a prerequisite to the ability of the Audit Committee to select E&Y as Alleghany's independent registered public accounting firm, the Audit Committee and the Board believe that such ratification is desirable. If stockholders do not ratify the selection of E&Y, the Audit Committee will reconsider its selection of E&Y. The Audit Committee may, however, select E&Y notwithstanding the failure of stockholders to ratify its selection. Alleghany expects that representatives of E&Y will be present at the 2021 Annual Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

 The Board recommends that you vote "**FOR**" this proposal.

Proxies solicited by the Board will be so voted unless stockholders specify a contrary vote. This proposal shall be approved by the affirmative vote of a majority of the votes cast on this proposal. Abstentions will have no effect on the results of this vote. The approval of this proposal is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, so broker non-votes are unlikely to result from this proposal.

## 2020 and 2019 Fees

The following table summarizes the fees billed for professional audit services rendered by E&Y for the audit of Alleghany's annual consolidated financial statements for 2020 and 2019 and fees for other services rendered by E&Y for 2020 and 2019.

|  | 2020 | 2019 |
|---|---|---|
| Audit Fees | $ 6,982,706 | $ 6,715,995 |
| Audit-Related Fees | 91,000 | 89,850 |
| Tax Fees | 251,750 | 294,000 |
| All Other Fees | — | — |
| **Total** | **$ 7,325,456** | **$ 7,099,845** |

The amounts shown for "Audit Fees" represent the aggregate fees for professional services E&Y rendered for the audit of Alleghany's annual consolidated financial statements for each of the last two fiscal years, the reviews of Alleghany's financial statements included in its Quarterly Reports on Form 10-Q and the services provided in connection with statutory and regulatory filings during each of the last two fiscal years. "Audit Fees" also include fees for professional services E&Y rendered for the audit of the effectiveness of internal control over financial reporting. The amounts shown for "Audit-Related Fees" represent the fees billed in each of the last two fiscal years for assurance and related services, including regulatory exams, that are reasonably related to the performance of the audit or review of Alleghany's financial statements and that are not reported under "Audit Fees." These services include consents and procedures for registration statements and responses to regulatory requests. The amounts for "Tax Fees" represent fees E&Y incurred with respect to tax compliance work related to its review of Alleghany's federal income tax return.

# Pre-Approval Policy

Audit and permissible non-audit services that Alleghany's independent registered public accounting firm may provide to Alleghany must be pre-approved by the Audit Committee or, between meetings of the Audit Committee, by its Chair pursuant to authority delegated to him by the Audit Committee. The Chair reports all pre-approval decisions made by him at the next meeting of the Audit Committee, and he has undertaken to confer with the Audit Committee to the extent that any engagement for which his pre-approval is sought is expected to generate fees for the independent registered public accounting firm in excess of $100,000. When considering the independence of the independent registered public accounting firm, the Audit Committee considers, among other matters, whether the provision of non-audit services by the independent registered public accounting firm to Alleghany is compatible with maintaining the independence of the independent registered public accounting firm. All audit and permissible non-audit services rendered in 2020 and 2019 were pre-approved pursuant to these procedures.

# Audit Committee Report

The Audit Committee is currently composed of the four independent directors whose names appear at the end of this report. Management is responsible for Alleghany's internal controls and the financial reporting process. Alleghany's independent registered public accounting firm is responsible for performing an independent audit of Alleghany's annual consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to monitor and review these processes and the activities of Alleghany's independent registered public accounting firm. The Audit Committee members are not acting as professional accountants or auditors, and their responsibilities are not intended to duplicate or certify the activities of management and the independent registered public accounting firm or to certify the independence of the independent registered public accounting firm under applicable rules.

For fiscal 2020, Ernst & Young LLP acted as Alleghany's independent registered public accounting firm. In this context, the Audit Committee has met to review and discuss Alleghany's audited consolidated financial statements as of December 31, 2020 and for the fiscal year then ended, including Alleghany's specific disclosure under management's discussion and analysis of financial condition and results of operations and critical accounting estimates, with management and Ernst & Young LLP. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standard No. 16, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board, or the "PCAOB." Ernst & Young LLP reported to the Audit Committee regarding the critical accounting estimates and practices and the estimates and assumptions used by management in the preparation of the audited consolidated financial statements as of December 31, 2020 and for the fiscal year then ended, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of use of such alternative treatments and the treatment preferred by Ernst & Young LLP.

Ernst & Young LLP provided a report to the Audit Committee describing Ernst & Young LLP's internal quality-control procedures and related matters. Ernst & Young LLP also provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Ernst & Young LLP its independence. When considering Ernst Young LLP's independence, the Audit Committee considered, among other matters, whether Ernst & Young LLP's provision of non-audit services to Alleghany is compatible with maintaining the independence of Ernst & Young LLP. All audit and permissible non-audit services in 2020 and 2019 were pre-approved pursuant to these procedures.

Based on the reviews and discussions with management and Ernst & Young LLP referred to above, the Audit Committee has recommended to the Board that the audited consolidated financial statements as of December 31, 2020 and for the fiscal year then ended be included in Alleghany's Annual Report on Form 10-K for such fiscal year.

**KAREN BRENNER**
**JOHN G. FOOS**
**LAUREN M. TYLER**
**RAYMOND L.M. WONG**
Audit Committee of the Board of Directors

# Information About Stock Ownership

## Principal Stockholders

The following table sets forth the beneficial ownership of each person who, based upon filings made by such person with the SEC, as of March 1, 2021, was the beneficial owner of more than five percent of the outstanding common stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock[1] | | | |
| --- | --- | --- | --- | --- |
| | Sole Voting Power and/or Sole Investment Power | Shared Voting Power and/or Shared Investment Power | Total | Percent of Class |
| BlackRock, Inc. | | | | |
| 55 East 52nd Street | | | | |
| New York, NY 10022 | 1,303,553 | — | 1,303,553[2] | 9.3 |
| The Vanguard Group | | | | |
| 100 Vanguard Boulevard | | | | |
| Malvern, PA 19355 | 1,207,810 | 32,425 | 1,240,235[3] | 8.9 |

[1]  As of March 1, 2021, there were 13,971,639 shares of common stock outstanding.

[2]  According to an amendment dated January 29, 2021 to a Schedule 13G statement filed by BlackRock, Inc., an investment advisory company ("BlackRock"), BlackRock has sole voting power over 1,211,146 shares of common stock and sole dispositive power over 1,303,553 shares of common stock.

[3]  According to an amendment dated February 10, 2021 to a Schedule 13G statement filed by The Vanguard Group, an investment adviser ("Vanguard"), Vanguard has sole dispositive power over 1,207,810 shares of common stock, shared voting power over 13,295 shares of common stock and shared dispositive power over 32,425 shares of common stock.

# Securities Ownership of Directors and Executive Officers

The following table sets forth, as of March 1, 2021, the beneficial ownership of common stock of each of the nominees named for election as a director, each of the other current directors, each of the executive officers named in the Summary Compensation Table on page 54 and all nominees, directors and executive officers as a group.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock | | | |
|---|---|---|---|---|
| | Sole Voting Power and/or Sole Investment Power | Shared Voting Power and/or Shared Investment Power | Total | Percent of Class |
| **Joseph P. Brandon** | 1,000 | 22,589 | 23,589[1] | * |
| **Karen Brenner** | 4,410 | — | 4,410 | * |
| **Ian H. Chippendale** | 3,042 | — | 3,042[2] | * |
| **Christopher K. Dalrymple** | 1,000 | 5,000 | 6,000[3] | * |
| **John G. Foos** | 2,759 | 948 | 3,707[2][4] | * |
| **Weston M. Hicks** | 65,696 | — | 65,696[5] | * |
| **Kerry J. Jacobs** | 1,137 | — | 1,137[6] | * |
| **Jefferson W. Kirby** | 149,855 | 183,187 | 333,042[7] | 2.4 |
| **Phillip M. Martineau** | 1,921 | 1,620 | 3,541[8] | * |
| **John F. Shannon** | 180 | — | 180[9] | * |
| **Lauren M. Tyler** | 1,989 | — | 1,989 | * |
| **Raymond L.M. Wong** | 9,823 | — | 9,823[2][10] | * |
| All nominees, directors and executive officers as a group (12 persons) | 242,812 | 213,344 | 456,156 | 3.3[11] |

\* Represents less than 1.0%.

[1] Does not include any shares that may be issued upon the vesting of outstanding restricted stock units held by Mr. Brandon. Includes 22,589 shares of common stock held jointly with Mr. Brandon's spouse, over which Mr. Brandon shares voting and investment power.

[2] Includes 1,046 shares of common stock in the case of Mr. Wong, 508 shares of common stock in the case of Mr. Chippendale and 223 shares of common stock in the case of Mr. Foos, issuable under stock options granted pursuant to the 2015 Directors' Plan and the Amended and Restated 2010 Directors' Stock Plan, or the "2010 Directors' Plan."

[3] Does not include any shares that may be issued upon the vesting of outstanding restricted stock units held by Mr. Dalrymple. Includes 5,000 shares of common stock held jointly with Mr. Dalrymple's spouse, over which Mr. Dalrymple shares voting and investment power.

[4] Includes 948 shares of common stock held jointly with Mr. Foos's spouse, over which Mr. Foos shares voting and investment power.

[5] Does not include any shares that may be issued upon the vesting of outstanding restricted stock units held by Mr. Hicks. Includes 18,919 shares of common stock held by trusts over which Mr. Hicks has voting and investment control.

[6] Does not include any shares that may be issued upon the vesting of outstanding restricted stock units held by Ms. Jacobs.

[7] Includes (a) 159,097 shares of common stock held by trusts of which Mr. Kirby is co-trustee and beneficiary and (b) 23,707 shares of common stock held by a trust of which Mr. Kirby is co-trustee and his descendants are beneficiaries, over all of which Mr. Kirby shares voting and investment power. Also includes (a) 27,586 shares of common stock held by a trust of which Mr. Kirby is sole trustee and beneficiary; (b) 24,886 shares of common stock held by a trust of which Mr. Kirby is sole trustee and his descendants are beneficiaries, over all of which Mr. Kirby has sole voting and investment power; (c) 6,800 shares of common stock held by a trust of which Mr. Kirby is sole trustee and his descendants are beneficiaries, over all of which Mr. Kirby has sole voting and investment power; (d) 19 shares held by Mr. Kirby's spouse, over which Mr. Kirby shares voting and investment power; and (e) 364 shares held by Mr. Kirby's children, over which Mr. Kirby shares voting and investment power.

[8] Includes 1,620 shares of common stock held jointly with Mr. Martineau's spouse, over which Mr. Martineau shares voting and investment power.

[9] Does not include any shares that may be issued upon the vesting of outstanding restricted stock units held by Mr. Shannon.

[10] Includes (a) 300 shares of common stock held by a limited liability company and (b) 900 shares of common stock held by a trust, over all of which Mr. Wong has voting and investment power.

[11] Based on the number of shares of outstanding common stock as of March 1, 2021, adjusted in the case of each director to include shares of common stock issuable within 60 days upon exercise of stock options held by such director.

# Delinquent Section 16(a) Reports

Alleghany has determined that, no person who at any time during 2020 was a director, officer or beneficial owner of more than 10% of common stock failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during 2019. This determination is based solely upon Alleghany's review of Forms 3, 4 and 5, and written representations that no Form 5 was required, which such persons submitted to Alleghany during or with respect to 2020.

# Questions and Answers about Alleghany's 2021 Annual Meeting

**Q: Why did I receive these proxy materials?**

A: You have received these proxy materials because the Board is soliciting your proxy to vote your shares of common stock at the 2021 Annual Meeting.

**Q: Who is entitled to vote at the 2021 Annual Meeting?**

A: Alleghany has one class of voting stock outstanding: its common stock. If you were a holder of common stock at the close of business on March 1, 2021, the record date for the 2021 Annual Meeting, you are entitled to vote at the meeting. At the close of business on March 1, 2021, there were 13,971,639 shares of common stock outstanding and entitled to vote. Each share of common stock has one vote.

**Q: Why are you holding a virtual meeting?**

A: In light of the COVID-19 pandemic, for the safety of all of our stockholders, employees, and the community, our 2021 Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the 2021 Annual Meeting is to enable the largest number of stockholders to participate in the meeting, while providing substantially the same access and possibilities for exchange with the Board and our senior management as an in-person meeting. We believe that this approach represents best practices for virtual stockholder meetings, including by providing a support line for technical assistance and addressing as many stockholder questions as time allows.

**Q: How can I vote my shares?**

A: You can vote your shares in one of two ways: either by proxy or electronically during the 2021 Annual Meeting by clicking on the "Cast Your Vote" link on the Meeting Center site at www.meetingcenter.io/283430641. Beneficial owners can vote during the 2021 Annual Meeting only through advance registration by obtaining control numbers from Computershare per the instructions below. If you choose to vote by proxy, you may do so using the Internet, telephone or, if you received a printed copy of your proxy materials, mail. Each of these procedures is more fully explained below. Even if you plan to attend the 2021 Annual Meeting virtually, the Board recommends that you vote promptly by proxy to ensure that your shares are represented at the 2021 Annual Meeting.

**Q: How can I vote my shares by proxy if I am a registered stockholder of record?**

A: Because many stockholders cannot attend the 2021 Annual Meeting, it is necessary that a large number of stockholders be represented by proxy. You may vote your proxy using the Internet, telephone or, if you received a printed copy of your proxy materials, mail, each as more fully explained below. In the case of voting your proxy using the Internet or telephone, voting will be available until the polls close during the 2021 Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, please see the voting instructions provided by such party.

| | |
|---|---|
|  **Vote by Internet** | To vote your shares via the Internet, go to the voting website, www.envisionreports.com/YAL. Internet voting is available 24 hours a day, seven days a week. You will have the opportunity to confirm that your instructions have been properly recorded. Our Internet voting procedures are designed to authenticate stockholders through individual control numbers. If you vote via the Internet, you may incur costs such as Internet access fees for which you will be responsible. If you received a proxy card in the mail and choose to vote via the Internet, you do not need to return your proxy card. |
|  **Vote by Telephone** | If you reside in the United States, Canada or U.S. territories, you can vote your shares by telephone by calling the toll-free number provided on the proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote by telephone, you do not need to return your proxy card. |
|  **Vote by Mail** | If you received a printed copy of your proxy materials, you can vote your shares by completing and mailing the enclosed proxy card to us so that we receive it by the deadline. |

If you properly sign and return your proxy card or submit your proxy using the Internet or telephone, your shares will be voted as you direct. If you sign and return your proxy card but do not specify how to vote, we will vote your shares in accordance with the Board's recommendations: "FOR" each of the Board's nominees for director; "FOR" the ratification of the selection of our independent registered public accounting firm; and "FOR" the advisory resolution on executive compensation.

**Q: How can I vote my shares at the virtual 2021 Annual Meeting?**

A: If you wish to vote at the 2021 Annual Meeting, you will be able to vote your shares electronically during the 2021 Annual Meeting by clicking on the "Cast Your Vote" link on the Meeting Center site at www.meetingcenter.io/283430641. Beneficial owners can vote during the Annual Meeting only through advance registration by obtaining control numbers from Computershare per the instructions below. Voting by proxy, whether by Internet, telephone or mail, will not limit your right to vote at the 2021 Annual Meeting if you decide to attend the virtual meeting. However, if you vote by proxy and also attend the 2021 Annual Meeting, there is no need to vote at the meeting unless you wish to change your vote.

**Q: How can I attend the virtual 2021 Annual Meeting?**

A: You are entitled to attend the 2021 Annual Meeting if you were a stockholder of Alleghany as of the close of business on March 1, 2021, the record date, or if you hold a valid proxy for the 2021 Annual Meeting by accessing www.meetingcenter. io/283430641 and entering the 15-digit control number on the proxy card you previously received and the meeting password, YAL2021.

If you were not a registered stockholder of record, but held shares through a broker, bank or nominee (i.e., in street name), you will need to obtain a legal proxy from your broker, bank or nominee. Once you have received a legal proxy from your broker, bank or nominee, it should be emailed to Computershare Trust Company, N.A. ("Computershare") at legalproxy@computershare.com and should be labeled "Legal Proxy" in the subject line. Please include proof from your broker, bank or nominee of your legal proxy (e.g., a forwarded email from your broker, bank or other agent with your legal proxy attached, or an image of your legal proxy attached to your email). Requests for registration must be received by Computershare no later than 5:00 p.m., Eastern Daylight Time, on April 20, 2021. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to www.meetingcenter. io/283430641 and enter your control number and the meeting password, YAL2021.

If you are not a stockholder of record or do not hold a legal proxy as described above, you can still attend the meeting as a guest in listen-only mode by clicking on the "I am a guest" button after entering the Meeting Center site at www. meetingcenter.io/283430641, and entering the information requested on the following screen. Please note you will not have the ability to ask questions or vote during the meeting if you participate as a guest.

**Q: Can I participate and ask questions in the virtual meeting?**

A: Yes. Beginning 30 minutes prior to, and during the Annual Meeting, you will be able to access the Rules of Conduct applicable to the Annual Meeting, and if you are attending the meeting as a registered stockholder of record or registered beneficial owner, you can submit questions by accessing the Meeting Center site at www.meetingcenter.io/283430641, entering your control number and meeting password, YAL2021, and clicking on the message icon in the upper right hand corner of the page. To return to the main page, click the "i" icon at the top of the screen. We will hold a Q&A session during the 2021 Annual Meeting, during which we intend to answer questions that are pertinent to the items being brought before the stockholder vote at the Annual Meeting, as time permits and in accordance with our Rules of Conduct for the Annual Meeting. Please note you will not have the ability to ask questions or vote during the meeting if you attend as a guest.

**Q: What if I have technical or other "IT" problems logging into or participating in the virtual 2021 Annual Meeting?**

A: We encourage you to access the Meeting Center site in advance of the Annual Meeting start time. If you need technical support after you access the webcast, click the "Help" link in the upper right of the broadcast screen. We have provided a toll-free technical support "help line" that can be accessed by any stockholder who is having challenges logging into or participating in the 2021 Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the login page.

**Q: Can I change my vote?**

A: Yes. You can change your vote or revoke your proxy at any time before it is exercised at the 2021 Annual Meeting by taking any one of the following actions: (1) follow the instructions given for changing your vote via the Internet or by telephone or deliver a valid written proxy with a later date than the previous proxy; (2) notify in writing the Secretary of Alleghany that you have revoked your proxy (using the address in the Notice of Annual Meeting of Stockholders above); or (3) vote at the 2021 Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must contact that holder of record to revoke a previously authorized proxy.

**Q: How many shares must be present to conduct the 2021 Annual Meeting?**

A: A quorum comprising the holders of a majority of the outstanding shares of Alleghany's common stock on the record date, or 6,985,820 shares, must be present in person or represented by proxy for the transaction of business at the 2021 Annual Meeting. Abstentions and "broker non-votes" (which are explained below) are counted as present to determine whether there is a quorum for the 2021 Annual Meeting.

**Q: What if I am a beneficial owner and do not give instructions to my broker?**

A: If your shares are held in the name of a bank, broker or other holder of record, you are considered the beneficial owner of those shares, but not the record holder. As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your broker by the deadline provided in the proxy materials you receive from your broker. Under the rules of the NYSE, unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except with respect to routine proposals. The ratification of the selection of our independent registered public accounting firm (Proposal 3) constitutes a routine proposal. For your vote on any other matter to be counted, you will need to provide voting instructions to your broker before the date of the 2021 Annual Meeting using the instructions provided by your broker.

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are counted as present to determine whether there is a quorum for the 2021 Annual Meeting, but are not counted as votes for or against any non-routine proposal or as abstentions, nor are they counted to determine the number of votes present for the particular proposal.

**Q: What vote is required to pass each of the proposals at the 2021 Annual Meeting?**

A: *Proposal 1: Election of Directors*. Each of the two nominees for director who receives at least a majority of the votes cast with respect to the election of such nominee will be elected. Abstentions and broker non-votes will have no effect on the results of this vote. In accordance with the majority voting standard in the By-Laws, and the Corporate Governance Guidelines, as a condition of his or her nomination, each nominee is required to tender to the Board at the time of nomination an irrevocable resignation, effective if such nominee does not receive the majority vote required by the By-Laws and the Board determines to accept such resignation. In the event that a director nominee fails to receive the requisite majority vote, the Environmental, Social and Governance Committee will evaluate such resignation and make a recommendation to the Board as to whether it should accept the resignation.

*Proposal 2: Advisory Vote on Executive Compensation*. The affirmative vote of a majority of the votes cast on this proposal is required to approve the advisory resolution on executive compensation. Abstentions and broker non-votes will have no effect on the results of this vote. Although this proposal is non-binding on the Board, the Board and the Compensation Committee will review and consider the voting results when making future decisions about Alleghany's executive compensation program.

*Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm*. The affirmative vote of a majority of the votes cast on this proposal is required to ratify the selection of our independent registered public accounting firm. Abstentions will have no effect on the results of this vote. The approval of Proposal 3 is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, so broker non-votes are unlikely to result from this proposal.

**Q: How does the Board recommend I vote?**

A: The Board recommends that you vote as follows on each proposal:

| Voting Matter | Board's Recommendations | Additional Information |
|---|:---:|---|
| **Proposal 1:** Election of Directors | **FOR** each director nominee | pages 12-28 |
| **Proposal 2:** Advisory Vote on Executive Compensation | **FOR** | pages 29-63 |
| **Proposal 3:** Selection of Independent Accounting Firm | **FOR** | pages 64-65 |

**Q: What happens if a nominee for director does not stand for election?**

A: If for any reason any nominee does not stand for election, any proxies we receive will be voted in favor of the remaining nominees and may be voted for a substitute nominee in place of the nominee who does not stand. We have no reason to expect that any of the nominees will not stand for election.

**Q: What happens if additional matters are presented at the 2021 Annual Meeting?**

A: If any matters other than the three items of business described in this Proxy Statement are properly presented for consideration at the 2021 Annual Meeting, persons named on the voting website and your proxy card will have discretion to vote for you on those matters. At the time this Proxy Statement was printed, we knew of no other matters to be raised at the 2021 Annual Meeting.

**Q: Who nominates the directors?**

A: Phillip M. Martineau and Raymond L.M. Wong have been nominated by the Board for election as directors at the 2021 Annual Meeting. Each of the nominees is a current member of the Board and was recommended to the Board for nomination by the Environmental, Social and Governance Committee. The Environmental, Social and Governance Committee will receive at any time and will consider from time to time suggestions from stockholders as to proposed director candidates, as described under "Stockholder Recommendations and Nominations of Director Candidates" on page 18. Additionally, stockholders may nominate individuals for election as directors in accordance with the requirements set forth in the By-Laws and described under "Stockholder Nominations and Proposals" on page 72.

**Q: How are proxies solicited and what is the cost?**

A: We pay the cost of soliciting proxies for the meeting. Proxies may be solicited in person by our employees, or by mail, courier, telephone, facsimile or e-mail. In addition, we have retained Georgeson Shareholder Communications Inc., or "Georgeson," to aid in the solicitation of proxies by mail, courier, telephone, facsimile and e-mail. We expect to pay a fee of approximately $10,000 plus expenses to Georgeson for these services.

**Q: Where can I find more information about Alleghany?**

A: Alleghany's website address is www.alleghany.com. Alleghany makes available, free of charge on its website, the documents it files with the SEC. Also available on Alleghany's website under the "Corporate Governance" tab are its Financial Personnel Code of Ethics, Employee Code of Business Conduct and Ethics, Director Code of Business Conduct and Ethics, Code of Business Conduct and Ethics for Our Business Partners, Corporate Governance Guidelines, and the charters for the Audit, Compensation and Environmental, Social and Governance Committees. The information contained on Alleghany's website is not included as a part of, or incorporated by reference into, this Proxy Statement.

# Stockholder Nominations and Proposals

The By-Laws, which are available on Alleghany's website at www.alleghany.com under the tab "Corporate Governance — Governance Documents," require that Alleghany be furnished with written notice with respect to:

- the nomination of a person for election as a director, other than a person nominated by or at the direction of the Board; and
- the submission of a proposal, other than a proposal submitted by or at the direction of the Board, at a meeting of stockholders.

Under our By-Laws, written notice of stockholder nominations and business proposals to the Board pursuant to Article I, Section 8 of our By-Laws must be delivered to Alleghany generally not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any eligible stockholder who wishes to have a nomination or business proposal considered at the 2022 Annual Meeting must deliver a written notice (containing the information specified in our By-Laws regarding the stockholder and the proposed nominee or business proposal) to Alleghany between December 24, 2021 and January 23, 2022, assuming we do not change the date of the 2022 Annual Meeting of Stockholders, scheduled for Friday, April 22, 2022, to be more than 30 days before or 60 days after the date of our 2021 Annual Meeting.

In accordance with SEC Rule 14a-8, in order for any proposal of a stockholder to be considered for inclusion in Alleghany's notice of meeting, proxy statement and proxy relating to the 2022 Annual Meeting of Stockholders, scheduled for Friday, April 22, 2022, the proposal must be received by the Secretary of Alleghany by November 15, 2021.

# Additional Information

At any time prior to their being voted, proxies are revocable by written notice to the Secretary of Alleghany at Alleghany's principal executive offices, submitting a new proxy dated later than the date of the revoked proxy, or by appearance at the 2021 Annual Meeting and voting in person. A quorum comprising the holders of a majority of the outstanding shares of Alleghany's common stock on the record date must be present in person or represented by proxy for the transaction of business at the 2021 Annual Meeting.

Solicitation of proxies will be made by mail, courier, telephone, facsimile or e-mail and, to the extent necessary, by personal interviews. Alleghany will bear the expenses in connection with the solicitation of proxies. Brokers, custodians and fiduciaries will be requested to transmit proxy material to the beneficial owners of common stock held of record by such persons at Alleghany's expense. Alleghany has retained Georgeson to aid in the solicitation of proxies, and for its services Alleghany expects to pay fees of approximately $10,000 plus expenses.

Alleghany